Filed pursuant to Rule 424(b)5

Registrant No. 333-109867

Prospectus Supplement

(To Prospectus dated October 21, 2003)

1,000,000 Shares

The Midland Company

Common Stock

         The Midland Company is selling 1,000,000 shares of its common stock.

      Our common stock currently trades on the Nasdaq National Market under the symbol “MLAN.” On February 5, 2004, the closing price of our common stock on the Nasdaq National Market was $23.95 per share.

      Investing in our common stock involves certain risks. See the section of this prospectus supplement entitled “Risk Factors” beginning on page S-12.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$22.90	$22,900,000
Underwriting discount	$1.10	$1,100,000
Proceeds to Midland (before expenses)	$21.80	$21,800,000

      The underwriters have an option to purchase up to 150,000 additional shares of common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover any over-allotments of shares.

      Delivery of the shares of common stock will be made on or about February 10, 2004.

McDonald Investments Inc.

A.G. Edwards & Sons, Inc.

The date of this prospectus supplement is February 5, 2004

ABOUT THIS PROSPECTUS SUPPLEMENT
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS
PROSPECTUS SUMMARY
RECENT DEVELOPMENTS
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
PRINCIPAL SHAREHOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION

ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS
THE MIDLAND COMPANY
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF THE SECURITIES WE MAY OFFER
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF COMMON STOCK
DESCRIPTION OF PREFERRED STOCK
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
RECONCILIATION OF NON-GAAP FINANCIAL INFORMATION

ABOUT THIS PROSPECTUS SUPPLEMENT	S-2
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS	S-3
PROSPECTUS SUMMARY	S-4
RECENT DEVELOPMENTS	S-11
RISK FACTORS	S-12
USE OF PROCEEDS	S-20
PRICE RANGE OF COMMON STOCK AND DIVIDENDS	S-20
CAPITALIZATION	S-21
SELECTED CONSOLIDATED FINANCIAL DATA	S-22
PRINCIPAL SHAREHOLDERS	S-24
UNDERWRITING	S-25
LEGAL MATTERS	S-27
EXPERTS	S-27
WHERE YOU CAN FIND MORE INFORMATION	S-28

ABOUT THIS PROSPECTUS SUPPLEMENT

      This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. Generally, when we refer only to the “prospectus,” we are referring to both parts combined.

      If any information varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with any other, or different, information. This document may only be used where it is legal to sell these securities. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus, or the information we previously filed with the Securities and Exchange Commission that is incorporated by reference herein and therein, is accurate as of any date other than its respective date.

      In this prospectus, when we refer to “Midland,” “we” or “our,” unless the context requires otherwise, we are referring to The Midland Company and all of its subsidiaries. When we refer to “American Modern,” we are referring to our subsidiary, American Modern Insurance Group, Inc., and its subsidiaries. American Modern is the holding company for our insurance operations. When we refer to “M/ G Transport,” we are referring to our two transportation subsidiaries, M/ G Transport Services, Inc. and MGT Services Inc.

      Unless otherwise indicated, all information presented in this prospectus has been prepared based on generally accepted accounting principles applicable in the United States of America and assumes that the underwriters’ over-allotment option is not exercised.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

      This prospectus supplement and the documents incorporated by reference into this prospectus contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include certain discussions relating to our earnings and projected business, among other things. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “potential” and similar expressions. These forward-looking statements reflect our current views about future events, are based on assumptions and are subject to known and unknown risks and uncertainties that may cause results to differ materially from those anticipated in those statements. Many of the factors that will determine future events or achievements are beyond our ability to control or predict. Some of the factors that might cause our results to differ from those anticipated are discussed in this prospectus supplement, including the section entitled “Risk Factors” beginning on page S-12.

      The forward-looking statements contained in this prospectus supplement reflect our views and assumptions only as of the date of this prospectus supplement. Except as required by law, we assume no responsibility for updating any forward-looking statements. You should read this prospectus supplement, the accompanying prospectus and the documents that we reference in this prospectus supplement and have filed as exhibits to the registration statement of which this prospectus supplement is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

PROSPECTUS SUMMARY

      This summary highlights some of the information contained in this prospectus supplement. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus supplement and the accompanying prospectus carefully.

Our Company

      The Midland Company is a highly focused provider of specialty property and casualty insurance products and services. We are a leading provider of insurance products and services to the manufactured housing market and also provide insurance products for site-built homes, motorcycles, watercraft, snowmobiles, recreational vehicles and credit life and related products. We market our insurance products and services throughout the United States utilizing multiple distribution channels, including insurance agents, lenders, manufacturers, retailers, financial institutions and strategic alliance partners. Our fee-based operations provide fee revenue and generate significant incremental insurance premium.

      Our insurance operations, conducted through the American Modern Insurance Group, accounted for approximately 96% of our 2002 revenues. American Modern is licensed to write insurance in all 50 states and the District of Columbia. A.M. Best Company, an independent company which rates the financial strength of insurance companies, has assigned American Modern’s property and casualty subsidiaries a group rating of “A+ (Superior).” Our transportation operations, M/ G Transport, generated the remaining 4% of our 2002 revenue. M/ G Transport operates a fleet of barges on the lower Mississippi river and its tributaries to transport commodity dry cargos.

      We have experienced consistent growth throughout the past decade. American Modern’s gross written property and casualty premium increased to $588.2 million in 2002 from $169.2 million in 1992, representing a compound annual growth rate of 13.3%. For the year ended December 31, 2002, we had total revenue of $643.7 million, net income of $18.8 million, including after tax realized capital losses of $4.5 million and after tax losses related to the cumulative effect of a change in accounting principle of $1.5 million. For the nine months ended September 30, 2003, we had total revenue of $532.2 million, net income of $13.3 million, including $1.5 million in after tax realized gains. As of September 30, 2003, we had total assets of $1.1 billion and shareholders’ equity of $333.9 million.

      To support our operating principles and growth strategies, we have built a management team with extensive experience in the insurance industry. Our 18 senior executives average 19 years each in the insurance industry.

Key Operating Principles

      We attribute American Modern’s consistent financial performance to the execution of, and commitment to, the following seven key operating principles:

      Focus on Specialized Products. American Modern targets specialized insurance market segments where other insurance carriers are generally less focused and where American Modern believes its expertise in the evaluation, pricing and servicing of specialized risks provides it with a competitive advantage. American Modern has traditionally focused on providing insurance products that are characterized by higher claim frequency and lower per claim costs (“high frequency/low severity”) than more conventional products. American Modern’s largest product line is insurance for the manufactured housing market. However, over the past 10 years, American Modern has reduced its dependency on the manufactured housing market by leveraging its knowledge of specialty insurance to introduce additional niche products. As a percentage of gross written property and casualty premium, manufactured housing has decreased to 51.7% in 2002 from 61.0% in 1992. American Modern’s other specialty insurance products include coverage for site-built homes, motorcycles, watercraft, snowmobiles, recreational vehicles, physical damages on long-haul trucks, extended service contracts and credit life and related products as well as collateral protection and mortgage fire products sold to financial institutions and their customers.

      Multiple Distribution Channels. American Modern uses multiple channels of distribution to market its specialty insurance products. This enables American Modern to segment its markets and design products targeted to selected risk classes within each market, thereby more effectively diversifying its risk exposure. Two key components of American Modern’s distribution strategy include a continued focus on the agency channel and positioning its products as part of the original purchase or financing transaction with lenders, manufacturers and retailers. American Modern primarily markets its products and services through the following five distribution channels:

•	Insurance Agencies. Retail, wholesale and specialty insurance agents.

•	Lenders. Finance companies and banks that sell insurance products as part of the lending process.

•	Point of Sale. Manufactured housing dealers, vertically integrated manufacturers and specialty agents that offer insurance to purchasers at the time of sale.

•	Financial Services. Banks and credit unions that arrange the purchase of insurance products on behalf of the borrower to insure the lender’s collateral. Additionally, we offer credit life and accident and health insurance that provides payoff, or payments towards, an insured’s outstanding balance.

•	Strategic Alliances. Standard multi-line insurance companies that draw upon American Modern’s specialty product expertise to help meet the insurance needs of their policyholders.

      Leverage Multiple Company Structure Across Distribution Channels. American Modern owns six property and casualty companies, two life companies, three agencies and three service companies. This multiple company structure provides it with the flexibility to tailor product offerings to policyholders or business partners through a variety of distribution channels. We believe that the product diversity and pricing flexibility achieved through this structure gives American Modern a competitive advantage in the specialty insurance markets.

      Consistent Underwriting Profit. American Modern has a highly disciplined approach to underwriting based on its years of experience in specialty insurance. American Modern’s focus on the specialty product niches it serves has enabled it to develop analytical tools and pricing models designed to enhance its profitability. These tools, combined with American Modern’s experience, provide the basis for American Modern to design and price products with the goal of achieving a consistent underwriting profit. American Modern reviews the pricing of its products regularly to ensure pricing is consistent with targeted profitability levels. American Modern’s underwriting expertise has significantly contributed to its 96.8% average statutory combined ratio over the past 10 years, compared to the industry average of 107.5%, as calculated using A.M. Best Company annual data.

      Expert Claims Management. American Modern has invested substantial resources in its claims management infrastructure and in the training and development of its staff adjusters to provide policyholders with timely and accurate claims processing. American Modern currently employs over 250 full-time employees in its claims department, including approximately 140 field claims adjusters located strategically throughout the United States. American Modern believes that the use of its in-

house claims staff results in greater customer satisfaction and improved underwriting results, compared to companies that rely upon independent adjusters who are unfamiliar with the specialized products they underwrite. In 2002, in excess of 90% of American Modern’s personal lines claims were settled by its internal claims staff, with more than 88% of all claims settled within 30 days of notification and many paid upon the initial claim review. American Modern’s disciplined approach to the claims process has been a key contributor to the success of recent product diversification efforts.

      Reduce Earnings Volatility via Risk Management. American Modern employs a variety of techniques to monitor and manage its exposure to weather-related catastrophe losses. American Modern believes it is an industry leader in using sophisticated modeling software to monitor its exposure on a zip code, county, state, regional and national basis. These techniques allow American Modern to manage its geographic concentration within high-risk areas, such as coastal and adjacent counties. As an example, although Florida has the largest number of manufactured homes in the United States, American Modern has chosen to limit its exposure such that the state represented less than 2.5% of American Modern’s gross written property and casualty premium in 2002. In addition, American Modern manages its reinsurance programs to reduce exposure on large individual risks and to minimize the effect of catastrophe losses. Catastrophe reinsurance serves to mitigate American Modern’s exposure to significant aggregate losses arising from a single event, such as a hurricane, earthquake, windstorm, hailstorm, tornado, flood or other extraordinary occurrences.

      Strategically Deploy Technology. American Modern is investing in information technology as part of a carefully planned strategy to ensure that its company-wide infrastructure is among the most advanced within the specialty insurance industry. American Modern’s relatively low average premium per policy requires that it be able to handle large volumes of transactions in a highly efficient manner. Through its modernLINKTM web-enablement initiative, American Modern seeks to more efficiently meet the needs of its business partners and policyholders by providing self-service opportunities over the Internet.

Growth Strategies

      Our seven key operating principles support multi-faceted growth strategies designed to achieve our financial goals, which include 12% annual growth in revenue and earnings per share.

      Organic Growth. We believe the current market environment provides significant opportunities for American Modern to leverage its product expertise and geographic breadth in order to expand its premium volume in its core product lines. These opportunities include:

•	Rate Increases. During the past 12 months, American Modern has been approved for and is implementing nationwide rate increases in our manufactured housing products. These rate increases have averaged approximately three percent during 2003 and were approximately nine to ten percent in the prior year. We have also received approval for, and are implementing double digit rate increases in many of our other major product lines. For example, in the motorcycle product rate increases of approximately 21.1% have been approved and are in the process of being implemented in the marketplace; however, these rate increases had a minimal impact on 2003 results, but are anticipated to positively influence 2004 results. Throughout the past 10 years, American Modern has been able to implement periodic rate increases.

•	Enhanced Market Share. We believe that American Modern has significant opportunities to enhance its market share and strategically introduce new product lines in the specialty insurance business by leveraging its strong relationships with agents, vertically integrated manufacturers, dealers and other business partners.

      Policyholder Retention. American Modern is focused on a number of strategies to retain and broaden its relationship with its current policyholders. For example, American Modern continues to improve its targeted communications to existing policyholders, expand the use of electronic payment systems for customer convenience and provide web-based capabilities that enable its policyholders to conveniently access information about their insurance policies and billing status.

      Strategic Alliances. American Modern is proactively establishing relationships with standard multi-line insurance companies where its specialty product expertise can assist such standard carriers in meeting the needs of their policyholder.

      Strategic Acquisitions. American Modern regularly evaluates acquisition opportunities of companies and selected books of business and pursues acquisitions that will allow it to leverage its core competencies and expand its product offerings and distribution channels. For example, in August 2000, American Modern acquired the operations and renewal rights of all of the motorcycle, watercraft and snowmobile insurance underwritten by GuideOne Specialty Mutual Insurance Company. American Modern’s motorsports book of business (motorcycle, snowmobile and watercraft) has grown from less than 4% of gross written premium volume in 1999 to over 10% of its gross written property and casualty premium volume in 2002.

      Fee Income Opportunities. We look for opportunities to generate non-risk based fee income as we provide services to business partners and pursue internal growth. For example, Ameritrac®, our collateral tracking business, generated fee income and also generated approximately $68 million of insurance premium in 2002.

Recent Industry Trends

      Manufactured Housing Industry. Manufactured homes have historically represented approximately one out of every five new single family housing starts in the United States. The industry became overbuilt during the period between 1997 and 1999 as credit became readily available. We believe that new manufactured home sales were slower than historical averages during 2002 and shipments in 2003 are expected to be approximately 20% below 2002 levels.

      As a result of this trend, during 2002 and 2001 American Modern experienced a moderate decrease in its manufactured housing insurance premium volume due to a decline in the premium generated through its point of sale channel of distribution coupled with American Modern’s decision to terminate certain unprofitable books of business. More recently, however, American Modern’s gross written premium related to the manufactured housing product has increased growing 6.9% to $246.8 million in the first nine months of 2003 from $230.8 million in the first nine months of 2002. This growth is primarily as a result of rate increases within this product line. Despite the continued depression of the manufactured housing market, we believe American Modern remains well positioned in this market.

      Homeowners and Site-Built Dwelling Market. The market for homeowners’ insurance has recently experienced disruption as many of the industry’s leading personal line carriers have elected to significantly raise rates and, in some cases, reduce or withdraw from offering homeowners’ insurance policies in selected markets. This development has led to reduced competition and improved pricing conditions within the homeowners’ market and has created attractive new opportunities for specialty insurance carriers. American Modern believes the current market conditions create an enhanced opportunity for it to leverage its product expertise and distribution infrastructure to grow its premium volume. For example, American Modern’s site-built dwelling insurance products are designed for lower-valued homes, which standard insurance carriers do not typically target.

      During the third quarter of 2002, American Modern de-emphasized its standard homeowner programs in favor of its dwelling fire programs that have more restrictive coverages. American Modern undertook a careful review of all of its site-built dwelling programs with the intent of targeting those properties that fell outside the parameters of the standard homeowner’s insurance market. As a result of these actions, American Modern is achieving positive growth from its dwelling fire programs while experiencing the intended decrease in homeowner programs. More specifically, the dwelling fire product increased 76.6% to $57.6 million in the first nine months of 2003 compared to $32.6 million in the prior year’s first nine months. Conversely, homeowner gross written premium decreased 87.4% to $3.4 million from $26.8 million in the prior year’s first nine months.

      Motorcycle. In the second half of 2000, American Modern acquired the motorsport book (motorcycle and, to a lesser extent, snowmobile and watercraft) from GuideOne Insurance Company. As a result of this acquisition, motorcycle gross written premium contributed significantly to American Modern’s overall growth in 2001 and 2002 although moderated in 2003. Management believes that the underwriting results of the motorcycle product have been less than expected, due partly to product positioning, inadequate rate levels and higher than expected losses. As a result, rate increases of 21.1% were obtained in 2003 and more stringent underwriting guidelines were applied to the motorcycle product. These rate increases are now in the process of being implemented in the marketplace. The increased rates will begin to positively influence our underwriting results as the anticipated incremental impact on earned premium from these rate increases is expected to be approximately 19%.

      On a year-to-date basis, motorcycle gross premium written increased 2.5% to $52.1 million in the first nine months of 2003 from $50.9 million in the nine months of 2002. Net earned premium increased 28.8% to $44.4 million in the first nine months of 2003 from $34.5 million in the prior year’s first nine months. From a profitability perspective, the net loss on the motorcycle product for the first nine months of 2003 totaled $0.45 per share (after-tax), up from $0.17 per share (after-tax) in the first nine months of 2002.

      Higher than Expected Losses from the Run-Off Commercial Lines Line. American Modern has experienced a higher than expected level of losses associated with its run-off commercial liability lines of business during 2003. The decision to exit the commercial liability programs for manufactured housing parks and dealers was made in September 2001. Until 2003, American Modern experienced acceptable run-off results related to this business. However, during the second quarter of 2003 American Modern experienced an unexpected spike in losses related to this business.

      As reported in January of 2004, losses moderated in the third quarter but spiked again in the fourth quarter of 2003. Based on these loss patterns, coupled with the inherent uncertainties associated with any run-off book of business, American Modern strengthened the reserves related to this business. After the reserve strengthening, the company has in excess of $30 million in loss reserves, related to this run-off line of business. There is no unearned premium or policies in force remaining relative to this line of business. The last policy was written during the first half of 2002.

      Other Products. Other products include watercraft, snowmobile, recreational vehicle, physical damage on long-haul trucks, extended service contracts, collateral protection, mortgage fire and excess and surplus lines. The growth in American Modern’s other property and casualty specialty insurance products has also contributed to American Modern’s overall growth in recent years as well as in 2003. On a year-to-date basis, gross written premium from other property and casualty insurance products collectively increased 36.2% to $150.6 million in the first nine months of 2003 from $110.5 million in the first nine months of 2002.

Corporate Offices

      Our principal executive offices are located at 7000 Midland Boulevard, Amelia, Ohio, 45102-2607, and our telephone number is (513) 943-7100. Our website address is www.midlandcompany.com. The information on our website, except for information specifically incorporated by reference in this document, is not part of this prospectus supplement or the accompanying prospectus.

The Offering

Total shares of common stock offered by this Prospectus	1,000,000 shares

Shares of common stock outstanding at February 4, 2004	17,649,261 shares (1)(2)

Shares of common stock to be outstanding after the offering	18,649,261 shares (1)(2)

Use of proceeds	We intend to use the proceeds to increase the capital and surplus of our insurance subsidiaries to fund future growth and for other general corporate purposes.

Nasdaq National Market symbol	MLAN

      Unless otherwise stated, all information in this prospectus assumes that the underwriters’ over-allotment option is not exercised.

(1)	Excludes 1,963,070 shares of common stock authorized for future option awards, restricted stock awards or stock grants under our equity incentive plans at February 4, 2004. Also excludes 1,183,200 additional shares of common stock reserved for issuance on the exercise of stock options outstanding at February 4, 2004 at a weighted average exercise price of $14.16 per share. The amounts shown include 202,300 shares of restricted stock outstanding at February 4, 2004.

(2)	Does not include over allotment shares.

Summary Financial and Operating Data

	As of and for the
	Nine Months Ended
	September 30,		As of and for the Years Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(in thousands, except per share data and ratios)
Income Statement Data:
Revenues:
Insurance:
Premium earned	$474,770	$425,794	$577,668	$508,233	$456,120	$400,991	$375,478
Net investment income	24,634	26,114	35,455	33,802	30,774	25,292	23,908
Net realized investment gains (losses)(1)	2,240	(6,968)	(6,900)	2,023	4,646	3,486	6,354
Other insurance income	10,565	9,799	13,691	12,882	13,262	10,205	5,677
Transportation	19,736	16,815	23,285	34,826	33,119	31,327	33,059
Other	207	437	508	484	979	1,237	1,055

Total	$532,152	$471,991	$643,707	$592,250	$538,900	$472,538	$445,531
Costs and Expenses:
Insurance expenses	$494,233	$437,390	$591,476	$518,280	$455,271	$395,503	$374,726
Transportation operating expenses	18,756	16,666	22,641	32,898	28,828	29,255	28,287
Interest expense	2,782	2,703	3,849	4,368	4,132	4,067	4,991

Total	$515,771	$456,759	$617,966	$555,546	$488,231	$428,825	$408,004

	As of and for the
	Nine Months Ended
	September 30,		As of and for the Years Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(in thousands, except per share data and ratios)
Income before federal income tax and cumulative effect of change in accounting principle	$16,381	$15,232	$25,741	$36,704	$50,669	$43,713	$37,527

Net income excluding net realized investment gains/losses, effect of SFAS 133 adjustment and cumulative effect of change in accounting principle(2)(4)	$11,865	$17,136	$24,789	$25,907	$31,755	$28,913	$22,802
Net realized investment gains/losses, effect of SFAS 133 adjustment and cumulative effect of change in accounting principle(4)	1,456	(5,992)	(5,948)	1,315	3,708	2,266	4,130

Net income	$13,321	$11,144	$18,841	$27,222	$35,463	$31,179	$26,932

Per Share Data — Diluted:
Net income per share excluding net realized investment gains/losses, effect of SFAS 133 adjustment and cumulative effect of change in accounting principle(2)(4)	$0.66	$0.96	$1.39	$1.44	$1.69	$1.53	$1.21
Diluted net realized investment gains/losses, effect of SFAS 133 adjustment and cumulative effect of change in accounting principle per share(4)	0.08	(0.34)	(0.33)	0.07	0.20	0.12	0.22

Net income per share	$0.74	$0.62	$1.06	$1.51	$1.89	$1.65	$1.43

Balance Sheet Data:
Total investments and cash	$798,975	$722,958	$745,733	$715,295	$701,048	$620,957	$593,857
Total assets	1,149,396	1,081,998	1,090,674	1,053,942	993,850	888,057	837,220
Total debt	77,714	81,860	90,401	84,141	85,045	69,838	76,085
Shareholders’ equity	333,937	294,636	308,908	291,876	283,177	258,002	248,832
Book value per share	$18.95	$16.77	$17.59	$16.53	$15.73	$13.56	$13.30
Common shares outstanding	17,626	17,570	17,566	17,660	18,000	19,032	18,704
Other Data:
American Modern’s Property And Casualty Insurance Operations:
Gross written premium	$510,449	$451,566	$588,243	$555,548	$500,984	$472,041	$446,248
Net written premium	476,298	431,737	561,515	523,105	471,336	439,863	391,770
GAAP combined ratio(5)	104.1%	102.0%	101.9%	100.9%	97.2%	95.2%	97.8%
Ratio of net written premium to statutory surplus(3)	2.5x	2.6x	2.5x	2.4x	2.0x	2.0x	1.8x

(1)	Net realized investment gains in 2001, 2002 and 2003 include the effect of SFAS 133 adjustments.

(2)	Represents income from continuing operations, excluding net realized investment gains or losses, effect of SFAS 133 adjustment and the cumulative effect of change in accounting principle, net of federal income taxes.

(3)	Nine month premium to statutory surplus ratio was calculated using net premium amount for the respective last 12 month period.

(4)	Non GAAP Financial Measure. Items excluded from this measure are significant components in understanding and assessing financial performance. The company believes that this non-GAAP financial measure provides a clearer picture of the core operations than the GAAP measure of net income, as it removes potential issues of timing regarding investment gains and losses and any fluctuations done solely to changes in accounting rules.

(5)	Certain reclassifications have been made to prior period amounts to conform with current period presentation. For further discussion relating to the Company’s treatment of policy service fees, see the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Form 10-Q for the quarter ended June 30, 2003.

RECENT DEVELOPMENTS

      On January 7, 2004 Midland announced that its fourth quarter earnings will be impacted by approximately $6.5 million (pre-tax), or $0.24 per share (after tax), related to losses and reserve strengthening associated with the commercial liability lines that it decided to exit in 2001. As a result, Midland revised its estimate of net income for the fourth quarter of 2003 to be in a range of $0.50 to $0.54 per share, including approximately $0.08 per share in realized capital gains, compared with $0.43 per share in the fourth quarter of 2002. There were no capital gains or losses in the fourth quarter of 2002. All per-share amounts were presented on an after-tax, diluted basis.

      Midland, also indicated that, assuming normal weather patterns and considering the anticipated improvement in the motorcycle business along with the strengthening in the run-off commercial liability reserves, it expects a combined ratio (ratio of losses and expenses to earned premium) between 97% and 99% for its property and casualty operations in 2004. This would result in consolidated net income (assuming no realized capital gains and losses) in the range of $2.00 to $2.20 per share in 2004, up from estimated net income in 2003 in the range of $1.24 to $1.28 per share (including approximately $0.16 per share in realized capital gains).

      Midland also announced that it expects to achieve high single digit top-line growth in 2004, primarily driven by premium volume increases in its primary product lines offset by a possible decrease in premium from its motorcycle line.

RISK FACTORS

      You should carefully consider the risks described below, together with all the other information included in and incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision to buy our common stock. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we may face. Additional risks and uncertainties presently not known to us or that we currently believe to be immaterial may also harm our business.

We could incur substantial losses from catastrophes and weather-related events

      American Modern, like other property and casualty insurers, has experienced, and will experience in the future, catastrophe losses, which may materially reduce our financial results and harm our financial condition. Catastrophes can be caused by various natural events, including hurricanes, windstorms, tornadoes, floods, earthquakes, hail, severe winter weather and fires. The incidence and severity of catastrophes are inherently unpredictable.

      Hurricanes and earthquakes may produce significant damage in large areas, especially those that are heavily populated. In 2002, approximately 53.1% of American Modern’s gross property and casualty written premium was derived from the southeastern United States, Oklahoma and Texas. Because of this concentration of business, American Modern may be more exposed to hurricanes, tornadoes, floods and other weather-related losses than some of its competitors. A single large catastrophe loss, a number of small or large catastrophe losses in a short amount of time or losses from a series of storms or other events that do not constitute a catastrophic event under American Modern’s reinsurance treaties, could have a material adverse effect on our financial condition or results and could result in substantial outflows of cash as losses are paid. American Modern’s ability to write new business could also be affected should such an event result in a material reduction in our statutory surplus. Increases in the value and geographic concentration of insured property and the effects of inflation could increase the severity of claims from catastrophic events in the future.

      These factors can contribute to significant quarter-to-quarter and year-to-year fluctuations in the underwriting results of American Modern and our net earnings. Because of the possibility of these fluctuations in underwriting results, historical periodic results of operations may not be indicative of future results of operations. Periodic fluctuations in our operating results could adversely affect the market price of our common stock.

Our results are significantly affected by conditions in the manufactured housing industry

Level of Manufactured Housing Sales

      A significant number of the insurance policies American Modern issues each year are written in conjunction with the sale of new manufactured homes. A significant or prolonged downturn in the level of new manufactured housing sales, such as the one which this industry is currently experiencing, could cause a decline in American Modern’s premium volume and income, which could harm our financial condition or results. The market for manufactured housing is affected by many factors, including general economic conditions, interest rate levels, the availability of credit and government regulations. Recent difficulties in the manufactured housing market have been exaggerated by a significant increase in the supply of available credit in the mid-1990s that resulted in a significant increase in new manufactured homes purchased. In the current economic environment, lenders have reduced the amount of credit available for manufactured housing purchases. This trend could result in a significant decrease in manufactured homes premium volume for American Modern.

Reduction of Chattel Financing

      Manufactured housing sales have traditionally been financed as personal property through a financing transaction referred to as chattel financing. The manufactured housing industry has experienced a substantial reduction in the number of lenders providing chattel or other personal property financing for manufactured housing in recent years. This reduction has resulted in a trend toward traditional mortgage financing for manufactured housing units. Because chattel lenders are an important channel of distribution for American Modern, this trend could harm our financial condition or results. American Modern has historically had strong relationships with the major chattel financing sources. To the extent that the manufactured housing lending market moves away from chattel financing to traditional mortgage financing, American Modern may not be able to replace lost premium volume.

Consolidation in the Manufactured Housing Industry

      The manufactured housing industry has experienced substantial consolidation in recent years. This consolidation has included the purchase of independent dealerships by larger dealer organizations and the purchase of dealerships by manufacturers. Because manufactured housing dealerships are an important channel of distribution for American Modern, continued consolidation that results in fewer manufactured housing dealers could harm our financial condition or results.

Our motorcycle product could continue to experience unprofitable results

      Despite changes made to the motorcycle product, including rate increases and more stringent underwriting parameters, it is uncertain when, or if, this line of business will become profitable. To the extent that these rating and underwriting actions are insufficient, we could experience results that could harm our financial results.

The reserves established for our run-off commercial lines business could be inadequate

      The Company has established loss reserves designed to cover losses and loss adjustment expenses related to its run-off commercial lines business. However, the ultimate liability related to this business is uncertain. If the established reserves are inadequate, it could harm our earnings in future periods.

One customer, GreenTree, accounts for a significant portion of our revenues

      Revenues from one source, GreenTree Insurance Agency, Inc., accounted for 12.7% of our revenues during 2002 and 10.1% for the first nine months of 2003. No other single customer or producer accounted for more than 3.6% of our revenues during these periods. The loss of all, or a significant part, of American Modern’s business with GreenTree could harm our financial condition or financial results.

Our results may fluctuate as a result of many factors, including cyclical changes in the insurance industry and general economic conditions

      The results of companies in the property and casualty insurance industry historically have been subject to significant fluctuations and uncertainties. Rates for property and casualty insurance are influenced primarily by factors that are outside of our control, including market and competitive conditions and regulatory issues. Our profitability can be affected significantly by:

•	downturns in the economy, which historically result in an increase in the fire loss ratio;

•	higher actual costs that are not known to American Modern at the time it prices its products;

•	volatile and unpredictable developments, including man-made, weather-related and other natural catastrophes;

•	any significant decrease in the rates for property and casualty insurance in the segments American Modern serves or its inability to maintain or increase such rates;

•	changes in loss reserves resulting from the legal environment in which American Modern operates as different types of claims arise and judicial interpretations relating to the scope of the insurer’s liability develop; and

•	fluctuations in interest rates, inflationary pressures and other changes in the investment environment, which affect our return on invested assets.

      The demand for property and casualty insurance can also vary significantly, rising as the overall level of economic activity increases and falling as that activity decreases. Due to the concentration of American Modern’s business in the southeastern United States, Oklahoma and Texas, changes in the general economy, regulatory environment and other factors specifically affecting that region could adversely affect our financial conditions and results. The property and casualty insurance industry historically is cyclical in nature. These fluctuations in demand and competition could produce underwriting results that could harm our financial condition or results.

The specialty insurance industry is highly competitive and will require significant technology expenditures

      The specialty insurance lines offered by American Modern are highly competitive. American Modern competes with national and regional insurers, many of whom have greater financial and marketing resources than American Modern. The types of insurance coverage that American Modern sells are often a relatively small portion of the business sold by some of American Modern’s competitors. Also, other financial institutions, such as banks and brokerage firms, are now able to offer services similar to those offered by American Modern as a result of the Gramm-Leach-Bliley Act, which was enacted in November 1999. New competition from these developments could harm our financial condition or results.

      Many of our competitors are better capitalized than we are and may be able to withstand significant reductions in their profit margins to capture market share. If our competitors decide to target American Modern’s customer base with lower-priced insurance, American Modern may decide not to respond competitively, which could result in reduced premium volume.

      Changing practices caused by the Internet have led to greater competition in the insurance industry. In response, American Modern has invested substantially in the development of modernLINKTM, an enterprise-wide computer network that is being developed in stages and is intended to connect American Modern’s internal systems directly to its sales and distribution channel partners as well as policyholders over the Internet. The cost of this system is significant and its development and installation will decrease operating profits in the short term. This system is in development and its effectiveness has not been proven. Significant changes to the technology interface between American Modern and its distribution channel participants and policyholders could significantly disrupt or alter its distribution channel relationships. Disruptions to our information technology systems could also occur periodically during the installation of the modernLINKTM system and adversely affect our business.

American Modern’s insurance ratings may be downgraded, which would reduce its ability to compete and sell insurance products

      Insurance companies are rated by established insurance rating agencies based on the rating agencies’ opinions of the company’s ability to pay claims and on the company’s financial strength. Ratings have become an increasingly important factor in establishing the competitive position of insurance companies. Ratings are based upon factors relevant to policyholders and are not designed to protect shareholders. Rating agencies periodically review their ratings. There can be no assurance that current ratings will be maintained in the future. Most recently, A.M. Best has given a group rating of “A+ (Superior)” to American Modern’s property and casualty insurance subsidiaries and has given a rating of “A- (Excellent)” to American Modern’s credit life insurance companies. In particular, financial institutions, including banks and credit unions, are sensitive to ratings and may discontinue using an insurance company if the insurance company is downgraded. A downgrade in American Modern’s insurance rating could also have a negative impact on its ability to obtain favorable reinsurance rates and terms. Downgrades in the ratings of American Modern’s insurance company subsidiaries could harm our financial condition or results.

American Modern may be unable to reinsure insurance risks and cannot guarantee that American Modern’s reinsurers will pay claims on a timely basis, if at all

      American Modern uses reinsurance to attempt to limit the risks, especially catastrophe risks, associated with its insurance products. The availability and cost of reinsurance are subject to prevailing market conditions and trends. Poor conditions in the reinsurance market could cause American Modern to reduce its volume of business and impact its profitability. American Modern’s reinsurance treaties are generally subject to annual renewal. American Modern may be unable to maintain its current reinsurance treaties or to obtain other reinsurance treaties in adequate amounts and at favorable rates and terms. Recently, the property and casualty industry has experienced significant increases in reinsurance rates. If American Modern is unable or unwilling to renew its expiring treaties or to obtain new reinsurance treaties, either its net exposure to risk would increase or, if American Modern is unwilling to bear an increase in net risk exposures, American Modern would have to reduce the amount of risk it underwrites.

      Although the reinsurer is liable to American Modern to the extent of the ceded reinsurance, American Modern remains liable as the direct insurer on all risks reinsured. As a result, ceded reinsurance arrangements do not eliminate American Modern’s obligation to pay claims. Although we record an asset for the amount of claims paid that American Modern expects to recover from reinsurers, we cannot be certain that American Modern will be able to ultimately collect these amounts. The reinsurer may be unable to pay the amounts recoverable, may dispute American Modern’s calculation of the amounts recoverable or may dispute the terms of the reinsurance treaty.

American Modern’s investment portfolio could lose value

Market Volatility and Changes in Interest Rates

      American Modern’s investment portfolio primarily consists of fixed income securities (such as corporate debt securities and U.S. government securities) and publicly traded equity securities. As of September 30, 2003, approximately 82% of American Modern’s investment portfolio was invested in fixed income securities and approximately 18% was invested in equity securities. The fair value of securities in American Modern’s investment portfolio may fluctuate depending on general economic and market conditions or events related to a particular issuer of securities. In addition, American Modern’s fixed income investments are subject to risks of loss upon default and price volatility in reaction to changes in interest rates. Changes in the fair value of securities in American Modern’s investment portfolio are reflected in our financial statements and, therefore, could affect our financial condition or results. A decrease in the value of American Modern’s equity securities would also cause a decrease in American Modern’s statutory surplus, which in turn would limit American Modern’s ability to write insurance.

Concentration of Investments

      As of September 30, 2003, approximately 37.2% of American Modern’s equity investment portfolio and 6.9% of its total investment portfolio (approximately $56.0 million in market value) was invested in the common stock of U.S. Bancorp. A material decrease in the price of common stock of U.S. Bancorp would cause the value of American Modern’s investment portfolio to decline and would result in a decrease in American Modern’s statutory surplus.

If American Modern’s loss reserves prove to be inadequate, then we would incur a charge to earnings

      American Modern’s insurance subsidiaries regularly establish reserves to cover their estimated liabilities for losses and loss adjustment expenses for both reported and unreported claims. These reserves do not represent an exact calculation of liabilities. Rather, these reserves are management’s estimates of the cost to settle and administer claims. These expectations are based on facts and circumstances known at the time, predictions of future events, estimates of future trends in the severity and frequency of claims and judicial theories of liability and inflation. The establishment of appropriate reserves is an inherently uncertain process, and we cannot be sure that ultimate losses and related expenses will not materially exceed American Modern’s reserves. To the extent that reserves prove to be inadequate in the future, American Modern would have to increase its reserves and incur a charge to earnings in the period such reserves are increased, which could have a material and adverse impact on our financial condition and results.

Regulatory actions could impair our business

      American Modern’s insurance subsidiaries are subject to regulation under the insurance laws of states in which they operate. These laws primarily provide safeguards for policyholders, not shareholders. Governmental agencies exercise broad administrative power to regulate many aspects of the insurance business, including:

•	standards of solvency, including risk-based capital measurements;

•	restrictions on the amount, type, nature, quality and concentration of investments;

•	policy forms and restrictions on the types of terms that American Modern can include in its insurance policies;

•	certain required methods of accounting;

•	reserves for unearned premium, losses and other purposes;

•	premium rates;

•	marketing practices;

•	capital adequacy and the amount of dividends that can be paid;

•	licensing of agents;

•	approval of reinsurance contracts and inter-company contracts;

•	approval of proxies; and

•	potential assessments in order to provide funds to settle covered claims under insurance policies provided by impaired, insolvent or failed insurance companies.

      Regulations of state insurance departments may affect the cost or demand for American Modern’s products and may impede American Modern from obtaining rate increases or taking other actions it might wish to take to increase its profitability. Further, American Modern may be unable to maintain all required licenses and approvals and its business may not fully comply with the wide variety of applicable laws and regulations or the relevant authority’s interpretation of the laws and regulations. Also, regulatory authorities have relatively broad discretion to grant, renew or revoke licenses and approvals. If American Modern does not have the requisite licenses and approvals or does not comply with applicable regulatory requirements, insurance regulatory authorities could stop or temporarily suspend American Modern from conducting some or all of its activities or assess fines or penalties against American Modern. In light of several recent significant property and casualty insurance company insolvencies, it is possible that assessments American Modern must pay to state guarantee funds may increase. In addition, insurance laws or regulations adopted or amended from time to time may result in higher costs to American Modern or may require American Modern to alter its business practices or result in increased competition.

The effects of emerging claim and coverage issues, such as mold, on American Modern’s business are uncertain

      As industry practices and legal, judicial, social, environmental and other conditions change, unexpected and unintended issues related to claims and coverages may emerge. These issues can have a negative effect on American Modern’s business by either extending coverage beyond its underwriting intent or by increasing the number or size of claims. Recent examples of emerging claims and coverage issues include increases in the number and size of water damage claims related to expenses for testing and remediation of mold conditions and a growing trend of plaintiffs targeting property and casualty insurers in purported class action litigation relating to claim-handling and other practices, particularly with respect to the handling of personal lines claims. The effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict and could harm our financial condition or results.

      The existence of certain airborne mold spores resulting from moisture trapped in confined areas has been alleged to cause severe health and environmental hazards. American Modern has current and potential future exposure to mold claims in both its commercial and personal lines of business. Due to uncertainty of future changes in state regulation, we cannot estimate American Modern’s future probable liability for mold claims. Also, as case law expands, American Modern may be subject to mold-related losses beyond those intended by policy coverage and not addressed by exclusionary or limiting language. Loss reserve additions arising from future unfavorable judicial trends cannot be reasonably estimated at the present time.

It would be difficult for a third party to acquire Midland

Controlling Shareholders

      Members of the Hayden and LaBar families and Mr. Conaton will beneficially over 55% of our common stock after the sale of shares contemplated by this prospectus. Some members of these families serve as our executive officers and directors. Through their ownership of common stock and their positions with us, these families have the practical ability to effectively control Midland. They have the practical ability to elect a majority of directors, approve or disapprove mergers or similar transactions and amend our Articles of Incorporation without having to secure the votes of other shareholders. A third party would need the approval of some members of these families to gain control of Midland.

Anti-Takeover Considerations

      Certain provisions of our Articles of Incorporation and Code of Regulations and of Ohio law make it difficult for a third party to acquire control of Midland without the consent of our Board. These anti-takeover defenses may discourage, delay or prevent a transaction involving a change in control of our company. In cases where Board approval is not obtained, these provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors of your choosing and cause us to take other corporate actions you desire. These provisions include:

•	a staggered Board of Directors;

•	the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without shareholder approval;

•	limitations on persons authorized to call a special meeting of shareholders; and

•	advance notice procedures required for shareholders to nominate candidates for election as directors or to bring matters before an annual meeting of shareholders.

      We are also subject to the laws of various states that govern insurance companies and insurance holding companies. Under these laws, a person generally must obtain the applicable insurance department’s approval to acquire, directly or indirectly, 5% or 10% or more of our outstanding voting securities or the outstanding voting securities of our insurance subsidiaries. An insurance department’s determination of whether to approve an acquisition would be based on a variety of factors, including an evaluation of the acquirer’s financial stability, the competence of its management and whether competition in that state would be reduced. These laws may delay or prevent a takeover of our company or our insurance company subsidiaries.

      Provisions in Ohio law relating to business combinations and interested shareholder transactions, which are described below in “Description of Capital Stock,” may also make it difficult for Midland to be acquired.

Midland and its subsidiaries may be unable to pay dividends

      Midland and American Modern are organized as holding companies. Almost all of our operations are conducted by subsidiaries. For us to pay dividends to our shareholders and meet our other obligations, we must receive management fees and dividends from American Modern and M/ G Transport. In order for American Modern to pay dividends and management fees to us and meet its other obligations, American Modern must receive dividends and management fees from its subsidiaries.

      Payments of dividends by our insurance subsidiaries are regulated under state insurance laws. The regulations in the states where each insurance company subsidiary is domiciled limit the amount of dividends that can be paid without prior approval from state insurance regulators. In addition, state regulators have broad discretion to limit the payment of dividends by insurance companies. Without regulatory approval, the maximum amount of dividends that can be paid in 2003 to American Modern is $22.9 million. The maximum dividend permitted by law does not necessarily indicate an insurer’s actual ability to pay dividends. Our ability to pay dividends may be further constrained by business and regulatory considerations, such as the impact of dividends on American Modern’s surplus. A decrease in surplus could affect American Modern’s ratings, competitive position, covenants under borrowing arrangements with banks, the amount of premium that can be written and our ability to pay future dividends. A prolonged, significant decline in insurance subsidiary profits or regulatory action limiting dividends could subject us to shortages of cash because our subsidiaries will not be able to pay us dividends.

American Modern depends on agents and distribution partners who may discontinue sales of its policies at any time

      American Modern’s relationship with its independent agents and other distribution channel partners is critical to its success. These agencies and other distribution partners are independent and typically offer products of competing companies. They require that American Modern provide competitive product offering, timely application and claims processing, efficient technology solutions and that they receive prompt attention to their questions and concerns. If these agents and distribution partners find it easier to do business with American Modern’s competitors or choose to sell the insurance products of its competitors on the basis of cost, terms or commission structure, American Modern’s sales volume would decrease, harming our financial conditions and results. We cannot be certain that these agents and distribution partners will continue to sell American Modern’s insurance products to the individuals they represent.

We are subject to various litigation

      American Modern’s insurance subsidiaries are routinely involved in litigation that arises in the ordinary course of business. It is possible that a court could impose significant punitive, bad faith, extra-contractual or other extraordinary damages against American Modern or one of its subsidiaries. This could harm our financial condition or results.

      In addition, a substantial number of civil jury verdicts have been returned against insurance companies in several jurisdictions in the United States, including jurisdictions in which American Modern has business. Some of these verdicts have resulted from suits that allege improper sales practices, agent misconduct, failure to properly supervise agents and other matters. Increasingly, these lawsuits have resulted in the award of substantial judgments against insurance companies. Some of these judgments have included punitive damages that are in high proportion to the actual damages. Any such judgment against American Modern could harm our financial condition or results.

Our relatively low trading volume may limit your ability to sell your shares

      Although shares of our common stock are listed on the Nasdaq National Market, on many days in recent months, the daily trading volume for our common stock was less than 12,000 shares. As a result of this low trading volume, you may have difficulty selling a large number of shares of our common stock in the manner or at a price that might be attainable if our common stock were more actively traded.

Our success depends on retaining our key personnel

      Our performance depends on the continued service of our senior management. None of our senior management is bound by an employment agreement nor do we have key person life insurance on any of our senior management. Our success also depends on our continuing ability to attract, hire, train and retain highly skilled managerial, underwriting, claims, risk management, sales, marketing and customer support personnel. In addition, new hires frequently require extensive training before they achieve desired levels of productivity. Competition for qualified personnel is intense, and we may fail to retain our key employees or to attract or retain other highly qualified personnel.

Risks related to M/ G Transport

      M/ G Transport operates a barge chartering and freight brokerage business. It arranges for the movement of dry bulk commodities such as petroleum coke, ore, barite, fertilizers, sugar and other dry cargos primarily on the lower Mississippi River and its tributaries. Such operations can be dangerous and may, from time to time, cause damage to other vessels and other water facilities. Any damage in excess of insurance coverage could harm our operations. The release of foreign materials into the waterways could cause damage to the environment and subject M/ G Transport to remediation costs and penalties. Any such release could harm our financial condition or results.

USE OF PROCEEDS

      We are selling 1,000,000 shares of common stock. We estimate that we will receive net proceeds, after deducting the underwriting discount, of approximately $21.8 million (approximately $25.1 million if the underwriters’ over-allotment option is exercised in full). We expect to use the proceeds to fund future growth, and for other general corporate purposes.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

      Our common stock is listed on the Nasdaq National Market under the symbol “MLAN.” The following table sets forth the high and low closing prices for our common stock as reported on the Nasdaq National Market and cash dividends per share for the periods indicated. The table reflects the two-for-one split of the common stock that became effective July 17, 2002. These prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

			Cash
	High	Low	Dividends

Year Ended December 31, 2002:
First quarter	21.69	20.46	$0.04375
Second quarter	25.24	21.20	0.04375
Third quarter	25.17	16.44	0.04375
Fourth quarter	19.86	17.18	0.04375
Year Ended December 31, 2003:
First quarter	20.15	16.32	$0.04750
Second quarter	23.20	17.57	0.04750
Third quarter	24.29	20.57	0.04750
Fourth quarter	23.62	20.31	0.04750

      On February 5, 2004, the last reported closing price of our common stock on the Nasdaq National Market was $23.95 per share (on a post split basis). As of February 5, 2004, there were 2,100 holders of record of our common stock.

      Holders of our common stock are entitled to receive dividends declared by our Board of Directors. Our Board of Directors has historically followed a policy of declaring quarterly cash dividends on each share of the common stock. However, we cannot assure you that we will not change our dividend policy after the offering. Whether we declare and pay dividends after the offering will depend upon business conditions, operating results, capital and reserve requirements and the Board of Directors’ consideration of other relevant factors. We are a legal entity separate and distinct from our subsidiaries, and our revenues depend, in significant part, on the payment of dividends and fees from our subsidiaries. American Modern’s insurance company subsidiaries are subject to certain legal restrictions on the amount of dividends they are permitted to pay. See the section of this prospectus entitled “Risk Factors — Midland and its subsidiaries may be unable to pay dividends” on page S-18.

CAPITALIZATION

      The following table sets forth our capitalization as of September 30, 2003 on an actual basis and on an as adjusted basis to reflect (i) the issuance of the 1,000,000 shares of common stock to be sold by us in this offering and generating net proceeds of approximately $21.8 million (not including any exercise by the underwriters of the over-allotment option) after deducting estimated underwriting discounts and (ii) the anticipated use of proceeds. You should read this table in conjunction with our consolidated financial statements and notes incorporated in this prospectus by reference. Also, see the sections of this prospectus supplement entitled “Use of Proceeds” on page S-20, “Selected Consolidated Financial Data” on page S-22, and “Description of Common Stock” on page 13 of the accompanying prospectus.

	September 30, 2003

	Actual	As Adjusted

	(Unaudited)
	(dollars in thousands)
Notes payable within one year:
Banks	$19,000	$19,000
Commercial paper	3,267	3,267

Total	$22,267	$22,267

Long-term debt:
Insurance obligations	$30,000	$30,000
Real estate obligations	15,861	15,861
Equipment and lease obligations	9,586	9,586

Total	$55,447	$55,447

Shareholders’ equity:
Preferred stock, 1,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, 40,000,000 shares authorized; 17,626,106 shares issued and outstanding; 18,626,106 shares issued and outstanding, as adjusted	$911	$953
Additional paid-in capital	23,200	44,958
Accumulated other comprehensive income	60,798	60,798
Retained earnings	290,636	290,636
Unvested restricted stock awards	(96)	(96)
Treasury stock, at cost	(41,512)	(41,512)

Total shareholders’ equity	$333,937	$355,737

Total capitalization	$411,651	$433,451

SELECTED CONSOLIDATED FINANCIAL DATA

      The following table sets forth our selected consolidated financial data as of and for the years ended December 31, 1998 through 2002 and as of and for the nine months ended September 30, 2002 and 2003. The financial data for 1998 through 2002 is derived from the audited consolidated financial statements. The selected consolidated income statement data for the nine months ended September 30, 2002 and 2003 and the balance sheet data as of September 30, 2002 and 2003 are derived from unaudited financial statements, which, in our opinion, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information for these periods. Revenues and operating results for the nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003. You should read this table with our consolidated financial statements and related notes contained in our Quarterly Report on Form 10-Q for the nine months ended September 30, 2003 and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, which are incorporated in this prospectus by reference. This table is a summary and is qualified by reference to the consolidated financial statements and notes incorporated by reference in this prospectus.

	As of and for the
	Nine Months Ended
	September 30,		As of and for the Years Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(in thousands, except per share data and ratios)
Income Statement Data:
Revenues:
Insurance:
Premium earned	$474,770	$425,794	$577,668	$508,233	$456,120	$400,991	$375,478
Net investment income	24,634	26,114	35,455	33,802	30,774	25,292	23,908
Net realized investment gains (losses)	2,240	(6,968)	(6,900)	2,023	4,646	3,486	6,354
Other insurance income	10,565	9,799	13,691	12,882	13,262	10,205	5,677
Transportation	19,736	16,815	23,285	34,826	33,119	31,327	33,059
Other	207	437	508	484	979	1,237	1,055

Total	$532,152	$471,991	$643,707	$592,250	$538,900	$472,538	$445,531

Costs and Expenses:
Insurance:
Losses and loss adjustment expenses	$297,222	$250,686	$341,015	$292,188	$240,680	$204,365	$210,015
Commissions and other policy acquisition costs	133,676	124,049	169,477	145,777	137,053	114,212	103,169
Operating and administrative expenses	63,335	62,655	80,984	80,315	77,538	76,926	61,542
Transportation operating expenses	18,756	16,666	22,641	32,898	28,828	29,255	28,287
Interest expense	2,782	2,703	3,849	4,368	4,132	4,067	4,991

Total	$515,771	$456,759	$617,966	$555,546	$488,231	$428,825	$408,004

Income before federal income tax and cumulative effect of change in accounting principle	$16,381	$15,232	$25,741	$36,704	$50,669	$43,713	$37,527
Provision for federal income tax	3,060	2,625	5,437	9,482	15,206	12,534	10,595

Income before cumulative effect of change in accounting principle and loss from discontinued operations	$13,321	$12,607	$20,304	$27,222	$35,463	$31,179	$26,932
Cumulative effect of change in accounting principle(1)	—	(1,463)	(1,463)	—	—	—	—

Net income	$13,321	$11,144	$18,841	$27,222	$35,463	$31,179	$26,932

Basic earnings (loss) per share(2):
Income before cumulative effect of change in accounting principle(1)	$0.77	$0.72	$1.17	$1.58	$1.96	$1.71	$1.49
Cumulative effect of change in accounting principle(1)	—	(0.08)	(0.08)	—	—	—	—

Total	$0.77	$0.64	$1.09	$1.58	$1.96	$1.71	$1.49

	As of and for the
	Nine Months Ended
	September 30,				As of and for the Years Ended December 31,

	2003		2002		2002		2001		2000		1999		1998

	(in thousands, except per share data and ratios)
Diluted earnings (loss) per share(2):
Income before cumulative change in accounting principle(1)	$0.74		$0.70		$1.14		$1.51		$1.89		$1.65		$1.43
Cumulative effect of change in accounting principle(1)	—		(0.08)		(0.08)		—		—		—		—

Total	$0.74		$0.62		$1.06		$1.51		$1.89		$1.65		$1.43

Cash dividends per share(2)	$0.1425		$0.13125		$0.175		$0.16		$0.15		$0.135		$0.125
Net income excluding net realized investment gains/losses, effect of SFAS 133 adjustment and cumulative effect of change in accounting principle(3)(6)	$11,865		$17,136		$24,789		$25,907		$31,755		$28,913		$22,802
Net realized investment gains/losses, effect of SFAS 133 adjustment and cumulative effect of change in accounting principle(6)	1,456		(5,992)		(5,948)		1,315		3,708		2,266		4,130

Net Income	$13,321		$11,144		$18,841		$27,222		$35,463		$31,179		$26,932

Diluted income per share excluding net realized investment gains/losses, effect of SFAS 133 adjustment and cumulative effect of change in accounting principle(2)(3)(6)	$0.66		$0.96		$1.39		$1.44		$1.69		$1.53		$1.21
Diluted net realized investment gains/losses, effect of SFAS 133 adjustment and cumulative effect of change in accounting principle per share(6)	0.08		(0.34)		(0.33)		0.07		0.20		0.12		0.22

Net Income Per Share	$0.74		$0.62		$1.06		$1.51		$1.89		$1.65		$1.43

Balance Sheet Data:
Total investments and cash	$798,975		$722,958		$745,733		$715,295		$701,048		$620,957		$593,857
Total assets	1,149,396		1,081,998		1,090,674		1,053,942		993,850		888,057		837,220
Total debt	77,714		81,860		90,401		84,141		85,045		69,838		76,085
Unearned premium	405,838		430,149		406,311		403,855		357,185		312,838		255,115
Loss reserves	198,159		160,078		164,717		148,674		135,887		133,713		125,496
Shareholders’ equity	333,937		294,636		308,908		291,876		283,177		258,002		248,832
Book value per share(2)	$18.95		$16.77		$17.59		$16.53		$15.73		$13.56		$13.30
Common shares outstanding(2)	17,626		17,570		17,566		17,660		18,000		19,032		18,704
Other Data:
American Modern’s Property and Casualty Operations:
Gross written premium	$510,449		$451,566		$588,243		$555,548		$500,984		$472,041		$446,248
Net written premium	476,298		431,737		561,515		523,105		471,336		439,863		391,770
GAAP Ratios:
Loss and loss adjustment expense ratio	63.0%		59.0%		59.3%		57.8%		52.9%		51.2%		56.1%
Underwriting expense ratio	41.1		43.0		42.6		43.1		44.3		44.0		41.7

Combined ratio(7)	104.1%		102.0%		101.9%		100.9%		97.2%		95.2%		97.8%
Statutory capital and surplus(4)	$246,278		$210,501		$226,640		$222,036		$235,521		$220,080		$217,091
Net written premium to statutory surplus ratio(5)	2.5	x	2.6	x	2.5	x	2.4	x	2.0	x	2.0	x	1.8	x
American Modern’s Credit Life Operations:
Gross written premium	$11,200		$41,893		$47,931		$44,685		$39,736		$21,169		$12,294
Net written premium	8,881		9,507		11,828		15,888		16,413		11,620		8,756
Statutory capital and surplus(4)	17,099		15,356		15,561		13,381		10,960		10,355		10,710
M/ G Transport’s Transportation Operations:
Net revenues	$19,736		$16,815		$23,285		$34,826		$33,119		$31,327		$33,059
Net income (loss)	493		1		296		1,079		1,809		1,169		2,994
Total assets	29,871		21,367		22,469		24,952		27,412		30,564		39,167
Shareholders’ equity	11,298		10,510		10,805		10,509		9,728		10,919		18,749

(1)	The cumulative effect of change in accounting principle relates to transition adjustment for the adoption of SFAS No. 142 “Goodwill and Other Intangible Assets.”

(2)	Previously reported share information has been adjusted to reflect a two-for-one common stock split effective as of July 17, 2002 and a three-for-one stock split in May 1998.

(3)	Represents income from continuing operations, excluding net realized investment gains or losses, effect of SFAS No. 133 adjustment and the cumulative effect of change in accounting principle, net of federal income taxes.

(4)	Statutory data has been derived from our financial statements prepared in accordance with statutory accounting principles and filed with insurance regulatory authorities.

(5)	Nine-month premium to statutory surplus ratio calculated using net premium amounts for the respective last 12-month periods.

(6)	Non GAAP Financial Measure. Items excluded from this measure are significant components in understanding and assessing financial performance. The company believes that this non-GAAP financial measure provides a clearer picture of the core operations than the GAAP measure of net income, as it removes potential issues of timing regarding investment gains and losses and any fluctuations done solely to changes in accounting rules.

(7)	Certain reclassifications have been made to prior period amounts to conform with current period presentations. For further discussion relating to the Company’s treatment of policy service fees, see the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Form 10-Q for the quarter ended June 30, 2003.

PRINCIPAL SHAREHOLDERS

      The following table sets forth certain information known to us with respect to beneficial ownership of our common stock by members of the Hayden and LaBar families, Michael J. Conaton, who was our former president, and all other directors and executive officers as a group as of February 4, 2004 and as adjusted to give effect to the issuance of the 1,000,000 shares of common stock in this offering and not including any over-allotment shares.

	Shares Owned

Name	No. of Shares	Percent

Hayden family holdings J.P. Hayden, Jr. family(1)	5,548,200	30.4%
Robert W. Hayden family(2)	2,210,886	11.9%

Total Hayden family	7,759,086	42.3%
LaBar family holdings John R. LaBar family(3)	1,874,172	10.1%
Mary L. Thul family(4)	578,308	3.1%

Total LaBar family	2,452,480	13.2%
Total Hayden & LaBar families	10,211,566	55.5%
Michael J. Conaton(5)	252,469	1.5%

(1)	Includes shares beneficially owned by J.P. Hayden, Jr. and shares beneficially owned by his spouse, children, children’s spouses and grandchildren. Also includes trust beneficiary interests of such persons (including the Hayden Family Trust). Does not include a total of 176,548 shares that may be acquired upon exercise of options within 60 days of February 4, 2004 by such persons. Includes 14,582 performance shares and 116,000 restricted stock shares that vest within 60 days of February 4, 2004 before any share that may be sold to pay taxes.

(2)	Includes shares beneficially owned by Robert W. Hayden and shares beneficially owned by his spouse, children, children’s spouses and grandchildren. Also includes trust beneficiary interests of such persons. Does not include a total of 17,900 shares that may be acquired upon exercise of options within 60 days of February 4, 2004 by such persons.

(3)	Includes shares beneficially owned by John R. LaBar and shares beneficially owned by his spouse, children, children’s spouses and grandchildren. Also includes trust beneficiary interests of such persons. Does not include a total of 17,900 shares that may be acquired upon exercise of options within 60 days of February 4, 2004 by such persons.

(4)	Includes shares beneficially owned by Mary L. Thul and shares beneficially owned by her spouse, children, children’s spouses and grandchildren. Also includes trust beneficiary interests of such persons.

(5)	Does not include 22,900 shares that may be acquired through the exercise of options within 60 days of February 4, 2004.

UNDERWRITING

      Subject to the terms and conditions of the underwriting agreement, the underwriters named below, for whom McDonald Investments Inc. is acting as representative, have both agreed to purchase from us, and we have agreed to sell to each of the underwriters, the number of shares of common stock set forth opposite their respective names:

Number
Underwriters	of Shares

McDonald Investments Inc	650,000
A.G. Edwards & Sons, Inc.	350,000

Total	1,000,000

      The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of certain legal matters by counsel and to various other conditions. The underwriters are obligated to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

      The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus. The underwriters may sell some of the shares to dealers at the public offering price less a concession not to exceed $.66 per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $.10 per share to certain other dealers. After the shares of common stock are released for sale to the public, the offering price and other selling terms may be changed.

      We have granted the underwriters an option, exercisable by the representatives for 30 days after the date of this prospectus, to purchase up to an additional 150,000 shares of common stock at the public offering price less the underwriting discount set forth on the cover page. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent that the representatives exercise this option, each of the underwriters has both agreed, subject to certain conditions, to purchase approximately the same percentage of shares as the number of shares of common stock to be purchased by each of them shown in the table above, bears to the 1,000,000 shares of common stock offered hereby.

      The following table summarizes the compensation and estimated expenses we will pay in connection with this offering:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting discounts paid by us	$1.10	$1.10	$1,100,000	$1,265,000

      In connection with the offering, we, our executive officers and directors have agreed that, during a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of McDonald Investments Inc., directly or indirectly, issue, sell, offer to sell, contract to sell, solicit on offer to buy, grant any option, right or warrant for the purchase or sale of, assign, pledge, hypothecate, distribute or otherwise transfer, dispose of, encumber or reduce any risk of ownership (or make any announcement with respect to any of the foregoing) any shares of common stock or any options, rights, warrants or other securities convertible into or exercisable or exchangeable for common stock or evidencing any right to purchase or subscribe for shares of common stock; except that, we may issue and sell the shares of common stock to be issued in the offering, and we may grant options, stock and other awards under our plans and issue shares of common stock upon the exercise of our stock options.

      We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect thereof.

      The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority without first receiving a written consent from those accounts.

      In connection with the offering, certain underwriters and selling group members (if any) or their respective affiliates who are qualified registered market makers on the Nasdaq National Market may engage in passive market-making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M, during the one business day prior to the pricing of the offering before the commencement of offers or sales of the common stock. The passive market-making transactions must comply with applicable volume and price limitations and be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security; however, if all independent bids are reduced to a price below the passive market maker’s bid, such bid does not have to be lowered until certain purchase limits are exceeded.

      The underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing which could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time without notice. The underwriters are not required to engage in any of these activities. The underwriters make no representations or prediction as to whether they will engage in these types of activities or as to the direction or magnitude of any effect that these activities may have on the price of our common stock.

      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

      KeyBank National Association, an affiliate of McDonald Investments, Inc. is a lender to American Modern under a $12 million revolving credit facility that matures in December, 2007, of which $6 million is currently outstanding. KeyBank also provides a $12 million committed line of credit to Midland, which is currently undrawn. In addition, KeyBank previously managed 401(k) assets for Midland but has recently exited this business. McDonald Investments Inc. also acts as a broker for us with respect to transactions in our investment portfolio from time to time.

      McDonald Investments Inc. and A.G. Edwards & Sons, Inc. are market makers in our common stock.

      In addition to the relationships described above, the underwriters and certain of their affiliates have performed investment banking, advisory, general financing and commercial banking services for us and our subsidiaries from time to time for which they have received customary fees and expenses. The underwriters may, from time to time in the future, engage in transactions with and perform services for us and our subsidiaries in the ordinary course of their business.

LEGAL MATTERS

      Certain legal matters in connection with the offering will be passed upon for us by Keating, Muething & Klekamp, P.L.L., Cincinnati, Ohio. Certain legal matters related to the offering will be passed upon for the underwriters by Squire, Sanders & Dempsey LLP.

EXPERTS

      The consolidated financial statements and the related consolidated financial statement schedules incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in its reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

      With respect to the unaudited condensed interim financial information for the periods ended March 31, 2003, 2002, June 30, 2003 and 2002 and September 30, 2003 and 2002 which is incorporated herein by reference, Deloitte & Touche LLP has applied limited procedures in accordance with professional standards for a review of such information. However, as stated in its reports included in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003, and September 30, 2003 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on Deloitte & Touche’s report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for its reports on the unaudited condensed interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act of 1933.

WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. Therefore, we file annual, quarterly and special reports, proxy statements and other information with the United States Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 233 Broadway, New York, New York 10279. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

      The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to documents we file with the SEC. The information incorporated by reference is an important part of the accompanying prospectus. Information that we file later with the SEC will automatically update and supersede this information.

      The following documents are incorporated by reference in the accompanying prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (provided that the “Letter to the Shareholders” on pages two to five of the Annual Report to Shareholders contained in such document is specifically not incorporated by reference herein);

•	Our Quarterly Reports on Form 10-Q for the Quarters ended March 31, 2003, June 30, 2003, and September 30, 2003;

•	Our Current Reports on Form 8-K filed on May 23, 2003 and January 8, 2004; and

•	The description of common stock included in our registration statement on Form 8-A, filed May 27, 1999 (file no. 000-26199).

      All documents filed by us under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus will be deemed incorporated by reference into the accompanying prospectus and to be a part of the accompanying prospectus from the date of filing of the documents.

      We will provide you with a copy of any of these documents we are incorporating by reference at no cost, by writing or telephoning us at the following address or telephone number:

John I. Von Lehman
Executive Vice President,
Chief Financial Officer and Secretary
The Midland Company
7000 Midland Boulevard
Amelia, Ohio 45102-2607
(513) 943-7100

      You should rely only on the information incorporated by reference or provided in the accompanying prospectus. We have not authorized anyone else to provide you with any other information or any different information. We are not making an offer of our common stock in any state where the offer is not permitted. You should not assume that the information in the accompanying prospectus is accurate as of any date other than the date on the front of this document.

      You may rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide information different from that contained in this prospectus supplement and the accompanying prospectus. Neither the delivery of this prospectus supplement and the accompanying prospectus nor the sale of common stock means that information contained in this prospectus supplement and the accompanying prospectus is correct after the date of this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus does not constitute an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

This Page Intentionally Left Blank

PROSPECTUS

$150,000,000

The Midland Company

Debt Securities, Common Stock, Preferred Stock

Selling Shareholders

410,000 Shares Common Stock

         By this prospectus from time to time, Midland may offer up to $150,000,000 of the securities listed above. This prospectus contains general information about these securities.

      Up to 410,000 shares of common stock may be sold from time to time in one or more offerings by the selling shareholders identified on page 19. Midland will not receive any proceeds from sales of shares of Midland common stock by the selling shareholders.

      Midland will provide you with a prospectus supplement before we or any of the selling shareholders sell any securities under this prospectus. Any prospectus supplement will inform you about the specific terms of an offering by us or any selling shareholder, will list the names of any underwriters or agents, and may also add, update or change information contained in this prospectus. You should read this prospectus, the documents that are incorporated by reference in this prospectus and any prospectus supplement carefully before investing. This prospectus may not be used to sell any security unless it is accompanied by a prospectus supplement.

      Midland’s common stock is traded on the Nasdaq National Market under the symbol “MLAN”. On October 20, 2003, the closing price of Midland’s common stock on the Nasdaq National Market was $21.83 per share.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is February 5, 2004

ABOUT THIS PROSPECTUS	2
WHERE YOU CAN FIND MORE INFORMATION	3
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	3
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS	4
THE MIDLAND COMPANY	5
USE OF PROCEEDS	5
RATIO OF EARNINGS TO FIXED CHARGES	6
DESCRIPTION OF THE SECURITIES WE MAY OFFER	6
DESCRIPTION OF DEBT SECURITIES	8
DESCRIPTION OF COMMON STOCK	13
DESCRIPTION OF PREFERRED STOCK	15
SELLING SHAREHOLDERS	18
PLAN OF DISTRIBUTION	19
LEGAL MATTERS	21
EXPERTS	21

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf process, The Midland Company may sell the securities described in this prospectus in one or more offerings up to a total dollar amount of $150,000,000. In addition, up to 410,000 shares of our common stock may be sold from time to time in one or more offerings by several of our shareholders. Midland will not receive any proceeds from any sale of the shares by the selling shareholders. This prospectus provides you with a general description of the securities which may be offered. Each time securities are offered for sale, we will provide a prospectus supplement that contains specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under the following heading.

      The registration statement that contains this prospectus (including the exhibits) contains additional important information about us and the securities offered under this prospectus. Specifically, we have filed certain legal documents that control the terms of the securities offered by this prospectus as exhibits to the registration statement. We will file certain other legal documents that control the terms of the securities offered by this prospectus as exhibits to reports we file with the SEC. That registration statement and the other reports can be read at the SEC web site or at the SEC offices mentioned below under the following heading.

      As used in this prospectus and any prospectus supplement, the terms “Midland,” “we,” “us,” “our,” “MLAN” or the “Company,” refer collectively to The Midland Company and its subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, under which we file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy this information at the following location of the Securities and Exchange Commission:

Public Reference Room

450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549

      You may also obtain copies of this information by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549, at prescribed rates. Please call the Securities and Exchange Commission at (800) 732-0330 for further information about the Public Reference Room.

      The Securities and Exchange Commission also maintains an internet website that contains reports, proxy statements and other information about issuers that file electronically with the Securities and Exchange Commission. The address of that site is www.sec.gov. SEC filings may also be accessed free of charge through our Internet site at www.midlandcompany.com.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      We are “incorporating by reference” into this prospectus certain information that we file with the Securities and Exchange Commission, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the Securities and Exchange Commission. These documents contain important information about us and our finances.

SEC Filings (File No. 01-06026)	Period

Annual Report on Form 10-K	Year Ended December 31, 2002
Quarterly Reports on Form 10-Q	Quarters Ended March 31, 2003 and June 30, 2003
Current Report on Form 8-K	Filed on May 23, 2003
Registration Statement on Form 8-A (File No. 000-26199)	Filed on May 27, 1999

      All documents that we file with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act from the date of this prospectus to the end of the offering of the securities under this document shall also be deemed to be incorporated herein by reference. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:

John I. Von Lehman

Executive Vice President,
Chief Financial Officer & Secretary
The Midland Company
7000 Midland Boulevard
Amelia, Ohio 45102-2607
(513) 943-7100

      Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus.

      Information contained on our website is not intended to be incorporated by reference in this prospectus and you should not consider that information a part of this prospectus.

      You should rely only on the information incorporated by reference or provided in this prospectus and the prospectus supplement. No one else is authorized to provide you with any other information or any different information. We are not making an offer of securities in any state where an offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

      This prospectus and the documents incorporated by reference into this prospectus contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include certain discussions relating to our earnings and projected business, among other things. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “potential” and similar expressions. These forward-looking statements reflect our current views about future events, are based on assumptions and are subject to known and unknown risks and uncertainties that may cause results to differ materially from those anticipated in those statements. Many of the factors that will determine future events or achievements are beyond our ability to control or predict. Factors that might cause results to differ from those anticipated include, without limitation, adverse weather conditions, changes in underwriting results affected by adverse economic conditions, fluctuations in the investment markets, changes in the retail marketplace, changes in the laws or regulations affecting the operations of the company or its subsidiaries, changes in the business tactics or strategies of the company, its subsidiaries or its current or anticipated business partners, the financial condition of the company’s business partners, acquisitions or divestitures, changes in market forces, litigation and the other risk factors that have been identified in the company’s filings with the SEC or may be identified in a prospectus supplement, any one of which might materially affect the operations of the company or its subsidiaries.

      The forward-looking statements contained in this prospectus reflect our views and assumptions only as of the date of this prospectus. Except as required by law, we assume no responsibility for updating any forward-looking statements. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

      We qualify all of our forward-looking statements by these cautionary statements.

THE MIDLAND COMPANY

      The Midland Company is a highly focused provider of specialty property and casualty insurance products and services. We are a leading provider of insurance products and services to the manufactured housing market and also provide insurance products for site-built homes, motorcycles, watercraft, snowmobiles, recreational vehicles and credit life and related products. We market our insurance products and services throughout the United States utilizing multiple distribution channels, including insurance agents, lenders, manufacturers, retailers, financial institutions and strategic alliance partners. Our fee-based operations provide fee revenue and generate significant incremental insurance premium.

      Our insurance operations, conducted through the American Modern Insurance Group, accounted for 96% of our 2002 revenues. American Modern is licensed to write insurance in all fifty states and the District of Columbia. A.M. Best Company, an independent company which rates the financial strength of insurance companies, has assigned American Modern’s property and casualty subsidiaries a group rating of “A+ (Superior).” Our transportation operations, M/G Transport, generated the remaining 4% of our 2002 revenue. M/G Transport operates a fleet of barges on the lower Mississippi river and its tributaries to transport commodity dry cargos.

      We have experienced consistent growth throughout the past decade. American Modern’s gross written premium increased to $635.0 million in 2002 from $169.9 million in 1992, representing a compound annual growth rate of 14.1%. For the year ended December 31, 2002, we had total revenue of $636.7 million and net income of $18.8 million. For the six months ended June 30, 2003, we had total revenue of $347.9 million and net income of $9.0 million. As of June 30, 2003, we had total assets of $1.1 billion and shareholders’ equity of $334.0 million.

      To support our operating principles and growth strategies, we have built a management team with extensive experience in the insurance industry. Our eighteen senior executives average approximately nineteen years each in the insurance industry.

      Our principal executive offices are located at 7000 Midland Boulevard, Amelia, Ohio 45102-2607, and our telephone number is (513) 943-7100. We maintain our corporate website at www.midlandcompany.com. Information on our website is not part of this prospectus.

USE OF PROCEEDS

      Unless otherwise indicated in an accompanying prospectus supplement, we expect to use the net proceeds from the sale of any securities offered hereby for general corporate purposes which may include investment in insurance businesses and the repayment of our outstanding debt and the debt of our subsidiaries. Until the net proceeds are used for these purposes, we may deposit them in interest-bearing accounts or invest them in short-term marketable securities. The specific allocations, if any, of the proceeds of any of the securities will be described in the prospectus supplement.

      We will not receive any of the proceeds from the sale of shares of common stock under this prospectus by the selling shareholders.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table shows the ratio of earnings to fixed charges for The Midland Company for the periods indicated:

	For the six
	months ended
	June 30,		For the year ended December 31,

	2003	2002	2002	2001	2000	1999	1998

Ratio of earnings to fixed charges(1)(2)	5.11	8.17	5.43	6.58	8.73	7.97	6.49

(1)	We have authority to issue up to 1,000,000 shares of preferred stock, no par value per share; however, there are currently no shares outstanding and we do not have a preferred stock dividend obligation. Therefore, the ratio of earnings to fixed charges and preferred stock dividends is equal to the ratio of earnings to fixed charges and is not disclosed separately.

(2)	For purposes of this computation, earnings consist of income from continuing operations before income taxes plus fixed charges. Fixed charges include interest expensed and capitalized along with an estimate of interest within rental expense.

DESCRIPTION OF THE SECURITIES WE MAY OFFER

General

      We may issue, in one or more offerings, any combination of senior or subordinated debt securities, common stock or preferred stock. The selling shareholders may sell in one or more offerings up to 410,000 shares of Midland common stock.

      This prospectus contains a summary of the general terms of the various securities that we or the selling shareholders may offer. The prospectus supplement relating to any particular securities offered will describe the specific terms of the securities, which may be in addition to or different from the general terms summarized in this prospectus. The summary in this prospectus and in any prospectus supplement does not describe every aspect of the securities and is subject to and qualified in its entirety by reference to all applicable provisions of the documents relating to the securities offered. These documents are or will be filed as exhibits to or incorporated by reference in the registration statement.

      In addition, the prospectus supplement will set forth the terms of the offering, the initial public offering price and net proceeds to us or the selling shareholders, as the case may be. Where applicable, the prospectus supplement will also describe any material United States federal income tax considerations relating to the securities offered and indicate whether the securities offered are or will be listed on any securities exchange.

Book-Entry System

      Unless otherwise indicated in a prospectus supplement, the securities we offer will be issued in the form of one or more fully registered global securities. These global securities will be deposited with, or on behalf of, the Depository Trust Company and registered in the name of its nominee. Except as described below, the global securities may be transferred, in whole and not in part, only to DTC or to another nominee of DTC.

      DTC has advised us that it is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

      DTC was created to hold securities for institutions that have accounts with DTC (“participants”) and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in participants’ accounts. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC’s book-entry system is also available to others that clear through or maintain a custodial relationship with a participant, either directly or indirectly. DTC administers its book-entry system in accordance with its rules and bylaws and legal requirements.

      Upon issuance of a global security representing offered securities, DTC will credit on its book-entry registration and transfer system the principal amount to participants’ accounts. Ownership of beneficial interests in the global security will be limited to participants or to persons that hold interests through participants. Ownership of interests in the global security will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants’ interests) and the participants (with respect to the owners of beneficial interests in the global security). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of those securities in definitive form. These limits and laws may impair the ability to transfer beneficial interests in a global security.

      So long as DTC (or its nominee), is the registered holder and owner of a global security, DTC (or its nominee) will be considered, for all purposes under the applicable indenture, the sole owner and holder of the related offered securities. Except as described below, owners of beneficial interests in a global security will not:

•	be entitled to have the offered securities registered in their names; or

•	receive or be entitled to receive physical delivery of certificated offered securities in definitive form.

      Each person owning a beneficial interest in a global security must rely on DTC’s procedures (and, if that person holds through a participant, on the participant’s procedures) to exercise any rights of a holder of offered securities under the global security or any applicable indenture, or otherwise. The indentures provide that DTC may grant proxies and otherwise authorize participants to take any action which it (as the holder of a global security) is entitled to take under the indentures or the global security. We understand that under existing industry practice, if we request any action of holders or an owner of a beneficial interest in a global security desires to take any action that DTC (as the holder of the global security) is entitled to take, DTC would authorize the participants to take that action and the participants would authorize their beneficial owners to take the action or would otherwise act upon the instructions of their beneficial owners.

      We will make payments with respect to offered securities represented by a global security to DTC. We expect that DTC, upon receipt of any payments, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests. We also expect that payments by participants to owners of beneficial interests in a global security held through them will be governed by standing instructions and customary practices (as is the case with securities held for customers’ accounts in “street name”) and will be the responsibility of the participants. We will not have any responsibility or liability for:

•	any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a global security for any securities;

•	maintaining, supervising, or reviewing any records relating to any beneficial ownership interests;

•	any other aspect of the relationship between DTC and its participants; or

•	the relationship between the participants and the owners of beneficial interests in a global security.

      Unless and until they are exchanged in whole or in part for certificated securities in definitive form, the global securities may not be transferred except as a whole by DTC to its nominee or by its nominee to DTC or another nominee.

      The securities of any series represented by a global security may be exchanged for certificated securities in definitive form if:

•	DTC notifies us that it is unwilling or unable to continue as depositary for the global security or if at any time it ceases to be a clearing agency registered under the Securities Exchange Act of 1934;

•	we decide at any time not to have the securities of that series represented by a global security and so notifies DTC; or

•	in the case of debt securities, an event of default has occurred and is continuing with respect to the debt securities.

      If there is such an exchange, we will issue certificated securities in authorized denominations and registered in such names as DTC directs. Subject to the foregoing, a global security is not exchangeable, except for a global security of the same aggregate denomination to be registered in DTC’s or its nominee’s name.

DESCRIPTION OF DEBT SECURITIES

General

      The debt securities are governed by a document called an “indenture.” An indenture is a contract between Midland and the trustee named in the applicable prospectus supplement, which acts as trustee for the debt securities. There may be more than one trustee under each indenture for different series of debt securities. The trustee has two main roles. First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, described under “Remedies If An Event of Default Occurs.” Second, the trustee may perform administrative duties for us, such as sending you interest payments, transferring your debt securities to a new buyer if you sell, and sending you notices. We anticipate that we will perform these duties with respect to the debt securities.

      The debt securities may be secured or unsecured and may include senior debt securities and subordinated debt securities.

      This section summarizes the general terms of the debt securities we may offer. The prospectus supplement relating to any particular debt securities offered will indicate whether the debt securities are senior debt securities or subordinated debt securities and will describe the specific terms of the debt securities, which may be in addition to or different from the general terms summarized in this section. The summary in this section and in any prospectus supplement does not describe every aspect of the senior or subordinated indenture or the debt securities, and is subject to and qualified in its entirety by reference to all the provisions of the indenture and the debt securities. The forms of the indenture and the debt securities are or will be filed as exhibits to or incorporated by reference in the registration statement. See “Where You Can Find More Information” for information on how to obtain a copy.

      The prospectus supplement relating to any series of debt securities will describe the following specific financial, legal and other terms particular to such series of debt securities:

•	the title of the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the date or dates on which the debt securities will mature;

•	the rate or rates (which may be fixed or variable) at which the debt securities will bear interest, if any, and the date or dates from which the interest will accrue;

•	the prior price and other terms on which the debt securities may be redeemed, at our option or otherwise;

•	the dates on which interest on the debt securities will be payable and the regular record dates for those interest payment dates;

•	the place or places where the principal of and premium, if any, and interest shall be payable, where the debt securities may be surrendered for transfer or exchange;

•	the date, if any, after which and the price or prices at which the debt securities may, in accordance with any option or mandatory redemption provisions, be redeemed and the other detailed terms and provisions of any such optional or mandatory redemption provision;

•	any mandatory or optional sinking funds or analogous provisions or provisions for redemption at the holder’s option;

•	if other than denominations of $1,000 and any integral multiple thereof, the denomination in which the debt securities will be issuable;

•	if other than the principal amount thereof, the portion of the principal amount of the debt securities which will be payable upon the declaration of acceleration of the maturity of those debt securities;

•	any addition to, or modification or deletion of, any events of default or covenants with respect to the securities;

•	any index or formula used to determine the amount of payment of principal of, premium, if any, and interest on the debt securities;

•	any provision relating to the defeasance of our obligations in connection with the debt securities;

•	any provision regarding exchangeability or conversion of the debt securities into our common stock or other securities;

•	the terms of any transfer, mortgage, pledge or assignment as security for the debt securities;

•	whether any debt securities will be issued in the form of a global security, and, if different than described above under “Description of the Securities We May Offer — Book Entry System,” any circumstances under which a global security may be exchanged for debt securities registered in the names of persons other than the depositary for the global security or its nominee;

•	whether the debt securities are senior or subordinated debt securities;

•	the terms of any guarantee of the securities;

•	any change in the subordination provisions applicable to the subordinated debt securities; and

•	any other material terms of the debt securities.

      The terms of any series of debt securities may vary from the terms described here. Thus, this summary also is subject to and qualified by reference to the description of the particular terms of your debt securities to be described in the prospectus supplement. The prospectus supplement relating to the debt securities will be attached to the front of this prospectus.

      The indenture and its associated documents contain the full legal text of the matters described in this section. The indenture and the debt securities are governed by Ohio law.

Events Of Default

General

      You will have special rights if an “event of default” occurs, with respect to any series and is not cured, as described later in this subsection. Under the indenture, the term “event of default” means any of the following:

•	we do not pay interest on a debt security, in the case of senior debt securities or subordinated debt securities, within thirty days of its due date;

•	we do not pay the principal or any premium on a debt security on its due date;

•	we do not make a sinking fund payment on its due date;

•	we remain in breach of any covenant or warranty described in the indenture for sixty days after we receive a notice stating we are in breach;

•	we do not comply with the provisions of the indenture relating to mergers and consolidations affecting us;

•	we fail to pay an amount of debt (other than the debt securities) totaling more than $25,000,000, our obligation to repay is accelerated by our lenders, and this payment obligation remains accelerated for 10 days after we receive notice of default as described in the previous paragraph; or

•	certain events of bankruptcy, insolvency or reorganization of us.

Remedies if an Event of Default Occurs

      If an event of default has occurred and has not been cured, the trustee or the direct holders of 25% in principal amount of the outstanding debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. This is called a “declaration of acceleration of maturity.”

      Except in cases of default, where a trustee has some special duties, a trustee is not required to take any action under the indenture at the request of any direct holders unless the direct holders offer the trustee reasonable protection from expenses and liability (called an “indemnity”). If reasonable indemnity is provided, the direct holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority direct holders may also direct the trustee in performing any other action under the indenture.

      In general, before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

•	you must give the trustee written notice that an event of default has occurred and remains uncured;

•	the direct holders of 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action;

•	the trustee must have not taken action for 60 days after receipt of the above notice and offer of indemnity; and

•	the trustee must not have received from direct holders of a majority in principal amount of the outstanding debt securities of that series a direction inconsistent with the written notice during the 60 day period after receipt of the above notice.

      However, you are entitled at any time to bring a lawsuit for the payment of money due on your debt security on or after its due date.

Modification

      There are three types of changes we can make to the indentures and the debt securities.

Changes Requiring Your Approval

      First, there are changes that cannot be made to the indentures or your debt securities without your specific approval. Following is a list of those types of changes:

•	change the payment due date of the principal or interest on a debt security;

•	reduce any amounts due on a debt security;

•	reduce the amount of principal payable upon acceleration of the maturity of a debt security following a default;

•	change the place of payment on a debt security;

•	impair your right to sue for payment;

•	reduce the percentage in principal amount of debt securities, the consent of whose holders is required to modify or amend the indenture;

•	reduce the percentage in principal amount of debt securities, the consent of whose holders is required to waive compliance with certain provisions of the indenture or to waive certain defaults; and

•	modify any other aspect of the provisions dealing with modification and waiver of the indenture.

Changes Requiring a Majority Vote

      The second type of change to the indentures and the debt securities is the kind that requires consent of the holders of a majority in principal amount of the outstanding debt securities of the particular series affected. With a majority vote, the holders may waive past defaults, provided that such defaults are not of the type described previously under “Changes Requiring Your Approval”.

Changes Not Requiring Approval

      The third type of change does not require any vote by direct holders of debt securities. This type is limited to clarifications and certain other changes that would not adversely affect holders of the debt securities.

Consolidation, Merger And Sale Of Assets

      We may consolidate or merge with or into another entity, and we may sell or lease substantially all of our assets to another corporation if the following conditions, among others, are met:

•	where we merge out of existence or sell or lease substantially all our assets, the other entity must be a corporation, partnership or trust organized under the laws of a State or the District of Columbia or under federal law, and it must agree to be legally responsible for the debt securities; and

•	the merger, sale of assets or other transaction must not cause a default or an event of default on the debt securities.

Form, Exchange, Registration And Transfer

      Generally, we will issue debt securities only in registered global form. However, if specified in the prospectus supplement or in the certain instances described in “Description of the Securities We May Offer — Book-Entry System”, we may issue certificated securities in definitive form.

      You may have your debt securities broken into more debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed. This is called an “exchange.”

      You may exchange or transfer debt securities at the office of the trustee. The trustee acts as our agent for registering debt securities in the names of holders and transferring debt securities. We may appoint another entity or perform this role ourselves. The entity performing the role of maintaining the list of registered direct holders is called the “security registrar.” It will also perform transfers. You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange will only be made if the security registrar is satisfied with your proof of ownership.

      If the debt securities are redeemable and we redeem less than all of the debt securities of a particular series, we may block the transfer or exchange of those debt securities during the period beginning fifteen days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of debt securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security being partially redeemed.

Payment And Paying Agents

      We will pay interest to you if you are a direct holder listed in the trustee’s records at the close of business on a particular day in advance of each due date for interest, even if you no longer own the debt security on the interest due date. That particular day, usually about two weeks in advance of the interest due date, is called the “regular record date” and will be stated in the prospectus supplement. Holders buying and selling debt securities must work out between them how to compensate for the fact that we will pay all the interest for an interest period to the one who is the registered holder on the regular record date. The most common manner is to adjust the sales price of the debt securities to prorate interest fairly between buyer and seller. This prorated interest amount is called “accrued interest.”

      We may choose to pay interest, principal and any other money due on the debt securities at the corporate trust office of the trustee. You must make arrangements to have your payments picked up at or wired from the trust office.

      We may also arrange for additional payment offices, and may cancel or change these offices, including our use of the trustee’s corporate trust office. These offices are called “paying agents” We may also choose to act as our own paying agent. We must notify you of changes in the paying agents for any particular series of debt securities.

Notices

      Notices to holders of debt securities will be given by mail to the addresses of such holders as they appear in the security register.

DESCRIPTION OF COMMON STOCK

      The following summary of some provisions of Midland’s common stock is not complete. You should refer to Midland’s Articles of Incorporation and Code of Regulations which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and applicable law for more information.

General

      Midland’s authorized common stock consists of 40,000,000 shares, without par value. As of October 17, 2003, Midland had 17,640,497 shares of common stock outstanding. Holders of Midland’s common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Cumulative voting rights will be afforded to holders of our common stock at any shareholders meeting held for the election of directors, if properly requested by a shareholder. To request cumulative voting, a shareholder must give a timely written notice to our president, a vice president or secretary that such shareholder desires that the voting for directors at a particular meeting be cumulative. If we give notice of the shareholders meeting at least ten days prior to the meeting, a shareholder’s notice of a desire for cumulative voting is timely if given at least forty-eight hours before the time fixed for the shareholders meeting. If we give notice of the meeting less than ten days in advance, a shareholder’s cumulative voting notice is timely if given within twenty-four hours of the time fixed for the meeting. If notice is properly given, the chairman, secretary or the requesting shareholder will announce the availability of cumulative voting at the meeting.

      Holders of Midland’s common stock are entitled to share in dividends as declared by Midland’s board of directors in its discretion. In the event of Midland’s liquidation, each outstanding share of common stock entitles its holder to participate ratably in the assets remaining after payment of liabilities and any preferred stock liquidation preferences. Shareholders have no preemptive or other rights to subscribe for or purchase additional shares of any class of Midland’s stock or any other securities of Midland. Midland does not have any redemption or sinking fund provisions with regard to its common stock. All outstanding shares of common stock are fully paid, valid issued and non-assessable.

      The vote of holders of a majority of all outstanding shares of common stock is required to amend Midland’s articles of incorporation and to approve mergers, reorganizations, and similar transactions except as discussed below under “Provisions Affecting Business Combinations”.

Provisions Affecting Business Combinations

      Chapter 1704 of the Ohio Revised Code regulates business combinations and other transactions involving “interested shareholders” of “issuing public corporations.” An interested shareholder under Chapter 1704 is, in general, a person who directly or indirectly, whether alone or with others, may exercise or direct the exercise of 10% of the voting power of the issuing public corporation in the election of directors, after taking into account all of that person’s beneficially owned shares that are not currently outstanding. We are an issuing public corporation under Chapter 1704. Chapter 1704 may be viewed as having an anti-takeover effect. The statute, in general, prohibits an issuing public corporation from entering into a Chapter 1704 Transaction with an interested shareholder, or any entity which is or would be after the transaction an affiliate of an interested shareholder, for at least three years following the date on which the interested shareholder attains such 10% ownership without the approval of the board of directors of the corporation. As a result, one significant effect of Chapter 1704 is to cause a person or entity desiring to become an interested shareholder to negotiate with the board of directors of a corporation prior to becoming an interested shareholder. A Chapter 1704 Transaction is broadly defined to include, among other things, a merger or consolidation with, a sale of substantial assets to, or the receipt of a loan, guaranty or other financial benefit (which is not proportionately received by all shareholders) by the interested shareholder. Following the expiration of such three year period, a Chapter 1704 Transaction with the interested shareholder is permitted under certain circumstances.

      Also, pursuant to Section 1701.831 of the Ohio Revised Code, the purchase of certain levels of our voting power (one-fifth or more, one-third or more, or a majority) can be made only with the prior authorization of the holders of at least a majority of our total voting power and the separate prior authorization of the holders of at least a majority of the voting power held by shareholders other than the proposed purchaser, our officers and our directors who are also employees.

      Section 1707.043 of the Ohio Revised Code provides generally that any profit realized from the disposition of any equity securities of an Ohio corporation by a person who, within eighteen months before the disposition made a proposal, or publicly disclosed the intention or possibility of making a proposal, to acquire control of the corporation, inures to and is recoverable by the corporation. However, a corporation will have no rights to profits made by a person who is determined by a court of competent jurisdiction to have made such proposal or disclosure with the sole purpose of succeeding in acquiring control of the corporation and having reasonable grounds for believing that such person would acquire control of the corporation. In general, a corporation will also have no rights to profits where the person was not acting with the purpose of affecting market trading and the person’s actions did not have a material effect on the price or volume of market trading in the equity securities.

      Our Code of Regulations provides that our board of directors must consist of not less than three members and must be divided into three classes. Currently, we have seventeen members of the board divided into three classes. Six directors will serve until the annual meeting of 2004, five directors will serve until the annual meeting of 2005 and six directors will serve until the annual meeting of 2006.

      Special meetings of the shareholders may be called by our chairman, president or vice president, a majority of our board of directors or by the holders of at least 40% of our voting shares.

      While we believe that these provisions are in our shareholders’ best interests, potential shareholders should be aware that such provisions could be disadvantageous to them because the overall effect may be to render more difficult the removal of incumbent directors and management or the assumption of effective control by other persons.

      Additionally, these provisions of our articles of incorporation and Ohio law would be important in any attempted takeover of us and could operate, depending on how utilized by the board of directors, either to discourage a hostile takeover or to enable the board to negotiate a higher price than may be initially proposed in any such situation.

Liability of Directors and Executive Officers

      Under Ohio law, shareholders are entitled to bring suit, generally in an action on behalf of the corporation, to recover damages caused by breaches of the duty of care and the duty of loyalty owed to a corporation and its shareholders by directors and, to a certain extent, executive officers. Ohio law has codified the traditional business judgment rule. Ohio law provides that the business judgment presumption of good faith may only be overcome by clear and convincing evidence, rather than the preponderance of the evidence standard applicable in most states.

      Further, Ohio law provides specific statutory authority for directors to consider, in addition to the interests of the corporation’s shareholders, other factors such as the interests of the corporation’s employees, suppliers, creditors and customers; the economy of the state and the nation; community and societal considerations; the long-term and short-term interests of the corporation and the shareholders; and the possibility that these interests may be best served by the continued independence of the corporation.

      Directors of Ohio corporations are, unless the corporation’s articles or regulations otherwise provide, liable to the corporation for money damages for actions taken or failed to be taken as a director only if it is proven by clear and convincing evidence that the act or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or reckless disregard for the best interests of the corporation.

      Our Code of Regulations provides that we will indemnify directors and officers to the fullest extent provided by applicable Ohio law as currently exists or may be broadened by amendment. In addition, our Code of Regulations provides that in certain circumstances, we will advance to officers and directors, funds for expenses, liabilities and loss actually and reasonably incurred or suffered in connection with defending pending or threatened suits.

DESCRIPTION OF PREFERRED STOCK

      The following briefly summarizes the material terms of the preferred stock that we may offer, other than pricing and related terms disclosed in a prospectus supplement. You should read the particular terms of any series of preferred stock that we offer which we will describe in more detail in any prospectus supplement relating to such series. You should also read the more detailed provisions of our Articles of Incorporation and the statement with respect to shares relating to each particular series of preferred stock for provisions that may be important to you. The statement with respect to shares relating to each particular series of preferred stock offered by the accompanying prospectus supplement and this prospectus will be filed as an exhibit to a document incorporated by reference in the registration statement. The prospectus supplement will also state whether any of the terms summarized below do not apply to the series of preferred stock being offered.

      Our board of directors is authorized to issue up to 1,000,000 shares of preferred stock. Our board of directors can issue shares of preferred stock in one or more series and can specify the following terms for each series:

•	the number of shares;

•	the designation, powers, preferences and rights of the shares; and

•	the qualifications, limitations or restrictions, except as otherwise stated in the articles of incorporation.

      Before issuing any series of preferred stock, our board of directors will adopt resolutions creating and designating the series as a series of preferred stock, and the resolutions will be filed in a statement with respect to shares as an amendment to the articles of incorporation.

      The rights of holders of the preferred stock offered may be adversely affected by the rights of holders of any shares of preferred stock that may be issued in the future. Additionally, our board could give the preferred stock rights which would adversely effect the holders of common stock. Our board of directors may cause shares of preferred stock to be issued in public or private transactions for any proper corporate purpose. Examples include issuances to obtain additional financing in connection with acquisitions or otherwise, and issuances to our officers, directors and employees and our subsidiaries pursuant to benefit plans or otherwise. The preferred stock could have the effect of acting as an anti-takeover device to prevent a change in control of us.

      Unless the particular prospectus supplement states otherwise, holders of each series of preferred stock will not have any preemptive or subscription rights to acquire more of our stock.

      The transfer agent, registrar, dividend disbursing agent and redemption agent for shares of each series of preferred stock will be named in the prospectus supplement relating to such series.

Rank

      Unless otherwise specified in the prospectus supplement relating to the shares of any series of preferred stock, the shares will rank on an equal basis with each other series of preferred stock and prior to the common stock as to dividends and distributions of assets.

Dividends

      Unless the particular prospectus supplement states otherwise, holders of each series of preferred stock will be entitled to receive cash dividends, when, as and if declared by our board of directors out of funds legally available for dividends. The rates and dates of payment of dividends will be set forth in the prospectus supplement relating to each series of preferred stock. Dividends will be payable to holders of record of preferred stock as they appear on our books. Dividends on any series of preferred stock may be cumulative or noncumulative.

      We may not declare, pay or set apart for payment dividends on the preferred stock unless full dividends on any other series of preferred stock that ranks on an equal or senior basis have been paid or sufficient funds have been set apart for payment for:

•	all prior dividend periods of the other series of preferred stock that pay dividends on a cumulative basis; or

•	the immediately preceding dividend period of the other series of preferred stock that pay dividends on a noncumulative basis.

      Partial dividends declared on shares of preferred stock and any other series of preferred stock ranking on an equal basis as to dividends will be declared pro rata. A pro rata declaration means that the ratio of dividends declared per share to accrued dividends per share will be the same for all such series of preferred stock.

      Similarly, we may not declare, pay or set apart for payment non-stock dividends or make other payments on the common stock or any other stock of ours ranking junior to the preferred stock unless full dividends on all series of preferred stock have been paid or set apart for payment for:

•	all prior dividend periods if the preferred stock pays dividends on a cumulative basis; or

•	the immediately preceding dividend period if the preferred stock pays dividends on a noncumulative basis.

Conversion and Exchange

      The prospectus supplement for any series of preferred stock will state the terms, if any, on which shares of that series are convertible into or exchangeable for shares of our common stock.

Redemption

      If so specified in the applicable prospectus supplement, a series of preferred stock may be redeemable at any time, in whole or in part, at our option or at the option of the holders, or may be mandatorily redeemed.

      Any partial redemptions of preferred stock will be made in a way that our board of directors decides is equitable.

      Unless we default in the payment of the redemption price, dividends will cease to accrue after the redemption date on shares of preferred stock called for redemption and all rights of holders of such shares will terminate except for the right to receive the redemption price.

Liquidation Preference

      Upon our voluntary or involuntary liquidation, dissolution or winding up, holders of each series of preferred stock will be entitled to receive distributions upon liquidation in the amount set forth in the prospectus supplement relating to such series of preferred stock, plus an amount equal to any accrued and unpaid dividends. Such distributions will be made before any distribution is made on any securities ranking junior to the preferred stock with respect to liquidation, including common stock.

      If the liquidation amounts payable relating to the preferred stock of any series and any other securities ranking on a parity regarding liquidation rights are not paid in full, the holders of the preferred stock of such series and such other securities will share in any such distribution of our available assets on a ratable basis in proportion to the full liquidation preferences. Holders of such series of preferred stock will not be entitled to any other amounts from us after they have received their full liquidation preference.

Voting Rights

      If we issue voting preferred stock, holders of preferred stock will be entitled to one vote per share on each matter submitted to our shareholders. If we issue non-voting preferred stock, holders of preferred stock will have no voting rights, except as required by applicable law. The prospectus supplement will state the voting rights, if any, applicable to any particular series of preferred stock.

      The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to anyone who is buying the fractional shares of preferred stock in accordance with the terms of the applicable prospectus supplement.

SELLING SHAREHOLDERS

      The following table sets forth information about the selling shareholders’ beneficial ownership of our common stock as of October 17, 2003 as provided by the selling shareholders and after the sale of the common stock offered by the selling shareholders under this prospectus and the applicable prospectus supplement, assuming all such shares are sold. The selling shareholders have not committed to sell any shares under this prospectus. The numbers presented under “Shares Owned After Offering” assumes that all of the shares offered by the selling shareholders are sold and that the selling shareholders acquire no additional shares of our common stock before the completion of this offering. The selling shareholders may offer all, some or none of the shares of our common stock beneficially owned by them, and there are currently no agreements, arrangements or understandings with respect to the sale or distribution of any of our common stock by the selling shareholders. Midland will pay all expenses incurred with respect to the registration and sale of their respective shares of common stock. The shares offered by this prospectus may be offered from time to time by the selling shareholders named below.

	Shares Owned Before Offering			Shares Owned After Offering

	Number of	Percentage of Our	Shares In the	Number of	Percentage of Our
Name	Shares	Common Stock	Offering	Shares	Common Stock

Joseph P. Hayden, Jr.(1)	2,176,173	12.5%	100,000	2,076,173	11.9%
Robert W. Hayden(2)	2,019,149	11.5	100,000	1,919,149	11.0
John R. LaBar(3)	1,092,128	6.3	100,000	992,128	5.7
Thomas R. Hayden(4)	571,313	3.3	50,000	521,313	3.0
Michael J. Conaton(5)	256,468	1.6	60,000	196,468	1.2

Total selling shareholder shares to be sold in this Offering			410,000

(1)	The shares to be sold are owned of record by Joseph P. Hayden, Jr. and include shares over which his spouse has voting and investment power. Mr. Hayden’s shares exclude 22,900 shares that may be acquired upon exercise of options within 60 days of October 17, 2003. Mr. Hayden, Jr. has served on Midland’s Board of Directors since 1961. From April 1998 until April 2000, Mr. Hayden served as an officer of Midland in his capacity as Chairman of the Executive Committee of the Board of Directors. From 1980 through April 1998, Mr. Hayden served as the Chairman of the Board and Chief Executive Officer of Midland and from 1960 through 1979 as President of Midland. Mr. Hayden has served Midland and its subsidiaries in various capacities since 1950.

(2)	The shares to be sold are owned of record by the R. Hayden Investments Limited Partnership of which Mr. Hayden is the sole general and limited partner. Mr. Hayden’s shares exclude 17,900 shares that may be acquired through the exercise of options within 60 days of October 17, 2003 and 854,832 shares held by Mr. Hayden as trustee for the benefit of immediate family members. Mr. Hayden has served on Midland’s Board of Directors since 1968 and has served Midland in various other capacities since 1960, including as Vice President until 1999.

(3)	The shares to be sold are owned by the LaBar Investments LLC of which Mr. LaBar is a 99% owner. Mr. LaBar’s shares exclude 17,900 shares that may be acquired through the exercise of options within 60 days of October 17, 2003, 122,000 shares over which his spouse has sole voting or investment control. Mr. LaBar has served on Midland’s Board of Directors since 1963 and has served Midland in various other capacities since 1953, including as Vice President until 1998.

(4)	10,000 of the shares to be sold are owned directly by Thomas R. Hayden and the remaining 40,000 shares to be sold are owned of record by the Thomas R. Hayden Marital Trust, of which Thomas R. Hayden is sole trustee. Mr. Hayden’s shares exclude 2,647 shares that may be acquired upon exercise of options within 60 days of October 17, 2003 and 12,732 shares held by his spouse and 681,164 shares held in trust over which Mr. Hayden has shared voting and investment control. With regard to those shares that he has shared voting and investment control, 276,649 are held in trust as co-trustee with Joseph P. Hayden III and John W. Hayden, each of whom serves Midland as an Executive Officer and Director, 232,834 are held in trust as trustee with William T. Hayden, a Director, and John W. Hayden, an Executive Officer and Director of Midland, and 171,681 are held in trust as co-trustee with William T. Hayden and Joseph P. Hayden III, an Executive Officer and Director of Midland. Thomas R. Hayden is an officer of American Modern Insurance Group.

(5)	The 60,000 shares to be sold are held of record by the Margaret A. Conaton Trust for which Mr. Conaton serves as sole trustee. Mr. Conaton’s shares exclude 22,900 shares that may be acquired through the exercise of options within 60 days of October 17, 2003. Mr. Conaton has served on Midland’s Board of Directors since 1969 and has served Midland in various other capacities since 1961. From April 1998 until April 2000, Mr. Conaton served as an officer of Midland in the capacity as Vice Chairman and from 1988 until April 1998 as President of Midland.

PLAN OF DISTRIBUTION

      We and the selling shareholders may sell the securities through underwriters or dealers, directly to one or more purchasers, through agents, through remarketing firms, through direct sales or auctions performed by using the internet or a bidding or ordering system, or through a combination of these methods. The prospectus supplement will include the names of underwriters, dealers, agents or remarketing firms that we or the selling shareholders retain. The prospectus supplement also will include the purchase price of the securities, our and each selling shareholder’s proceeds from the sale, any underwriting discounts or commissions and other items constituting underwriters’ compensation, and any securities exchanges on which the securities may be listed.

      In some cases, we and the selling shareholders may also repurchase the securities and reoffer them to the public by one or more of the methods described above. This prospectus may be used in connection with any offering of securities through any of these methods or other methods described in the applicable prospectus supplement.

      The securities we and the selling shareholders distribute by any of these methods may be sold to the public, in one or more transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

      We and the selling shareholders may solicit offers to purchase securities directly from the public from time to time. We and the trusts may also designate agents from time to time to solicit offers to purchase securities from the public on our or the selling shareholders’ behalf. The prospectus supplement relating to any particular offering of securities will name any agents designated to solicit offers, and will include information about any commissions we or the selling shareholders may pay the agents, in that offering. Agents may be deemed to be “underwriters” as that term is defined in the Securities Act.

      As one of the means of direct issuance of offered securities, we or the selling shareholders may utilize the services of an entity through which it may conduct an electronic “dutch auction” or similar offering of the offered securities among potential purchasers who are eligible to participate in the auction or offering of such offered securities, if so described in the applicable prospectus supplement.

      In connection with the sale of securities, underwriters may receive compensation from us or the selling shareholders or from purchasers of the securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters, and any discounts or commissions they receive from us or the trusts, and any profit on the resale of the securities they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter, dealer or agent will be identified, and any such compensation received will be described, in the applicable prospectus supplement.

      Unless otherwise specified in the related prospectus supplement, each series of the securities will be a new issue with no established trading market, other than the common stock. Any common stock sold pursuant to a prospectus supplement will be listed on the Nasdaq, subject to official notice of issuance.

      We may elect to list any of the other securities on an exchange, but are not obligated to do so. It is possible that one or more underwriters may make a market in a series of the securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for the securities.

      If dealers are utilized in the sale of the securities, we and the selling shareholders will sell the securities to the dealers as principals. The dealers may then resell the securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the applicable prospectus supplement.

      We and the selling shareholders may enter into agreements with underwriters, dealers and agents who participate in the distribution of the securities which may entitle these persons to indemnification by us and the selling shareholders against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Any agreement in which we or the selling shareholders agree to indemnify underwriters, dealers and agents against civil liabilities will be described in the applicable prospectus supplement.

      In connection with an offering, the underwriters may purchase and sell securities in the open market. In a firm commitment underwriting (as opposed to an “at-the-market” offering), these transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in an offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the securities while an offering is in progress.

      The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased securities sold by or for the account of that underwriter in stabilizing or short-covering transactions.

      These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the securities. As a result, the price of the securities may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on an exchange or automated quotation system, if the securities are listed on that exchange or admitted for trading on that automated quotation system, or in the over-the-counter market or otherwise.

      Neither we nor the selling shareholders has authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell or buy any securities in any jurisdiction where it is unlawful.

      Underwriters, dealers and agents may engage in transactions with or perform services for us or the selling shareholders, or be customers of ours or the selling shareholders, in the ordinary course of business.

LEGAL MATTERS

      The validity of the securities offered hereby other than the preferred securities will be passed upon for us by Keating, Muething & Klekamp, P.L.L., Cincinnati, Ohio.

EXPERTS

      The consolidated financial statements and the related consolidated financial statement schedules incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

      With respect to the unaudited condensed interim financial information for the periods ended March 31, 2003 and 2002 and June 30, 2003 and 2002 which is incorporated herein by reference, Deloitte & Touche LLP has applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on Deloitte & Touche’s report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for its reports on the unaudited condensed interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act of 1933.

RECONCILIATION OF NON-GAAP FINANCIAL INFORMATION

      Exhibit 13 of the Annual Report on Form 10-K for the year ended December 31, 2002 incorporates by reference the 2002 Annual Report to shareholders.

      Page 2 of the Annual Report to shareholders contains a chart entitled “Net Income and Net Income Before Capital Gains (Losses) and Change in Accounting Principle Per Share.” Net income before capital gains (losses) and change in accounting principle per share is a non-GAAP financial measure, which we use along with net income, a financial measure reported in accordance with GAAP, when examining our per share operating results.

      Net income before capital gains (losses) and change in accounting principle is net income before the after-tax impact of realized capital gains or losses on investments and cumulative effect adjustments. We believe that an examination of net income before capital gains (losses) and change in accounting principle provides a more meaningful and more comparable measure of the on-going performance of our core insurance operations than net income because it excludes realized gains or losses on investments that are typically generated through market strategies not related to near-term operation performance objectives and the cumulative effect of changes in accounting principles, whereby rule changes require the recognition of prior period amounts in the current period.

      Net income before capital gains or losses and cumulative effect of change in accounting principle on a (diluted) per share basis is calculated by dividing our net income before capital gains (losses) and change in accounting principle by the number of our diluted shares. To determine net income per share, we divide our net income by the number of our diluted shares.

      A reconciliation of net income before cumulative effect of change in accounting principle and capital gains or losses (non-GAAP) and net income (GAAP), on a diluted per share basis, is outlined below:

Per Share Amounts (Diluted):	2002	2001	2000	1999	1998

Net Income Before
Capital Gains (Losses) and Cumulative Effect of Change in Accounting Principle (Non-GAAP)	$1.39	$1.44	$1.70	$1.53	$1.21
Cumulative Effect of Change in Accounting Principle (GAAP)	(0.08)	—	—	—	—
Capital Gains (Losses) (GAAP)	(0.25)	0.07	0.19	0.12	0.22

Net Income (GAAP)	$1.06	$1.51	$1.89	$1.65	$1.43

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1,000,000 Shares

The Midland Company

Common Stock

PROSPECTUS SUPPLEMENT

(To Prospectus dated October 21, 2003)

McDonald Investments Inc.

A.G. Edwards & Sons, Inc.

February 5, 2004